   As filed with the Securities and Exchange Commission on April 22, 1997

                                                   Registration No. 333-15075
 ____________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               -----------------

                                   FORM S-6
                            Pre-Effective Amendment

                                   No. 2 to
                         Registration Statement Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                             (Exact name of trust)

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                              JOHN HANCOCK PLACE
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)

                               -----------------

                            SANDRA M. DADALT, ESQ.
                  JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
               (Name and complete address of agent for service)

                               -----------------

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036

                               -----------------


Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration under Rule 24f-2, under the Investment Company Act of 1940, set out in a previously filed Form S-6 Registration Statement of Registrant and Registrant's Depositor (File No. 33-64366). Registrant filed its Rule 24f-2 Notice for the December 31, 1996 fiscal year on February 26, 1997.

Title and amount of securities being registered: interests under flexible premium variable life policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2 Item                   Caption in Prospectus
----------------                   ---------------------

1, 2                               Cover, The Account and The Series
                                   Funds, JHVLICO and John Hancock

3                                  Inapplicable

4                                  Cover, Distribution of Policies

5, 6                               The Account and The Series Funds

7, 8, 9                            Inapplicable

10(a),(b),(c),(d),(e)              Policy Provisions and Benefits

10(f)                              Voting Privileges

10(g),(h)                          Changes that JHVLICO
                                   Can Make

10(i)                              Appendix--Other Policy
                                   Provisions, The Account and
                                   The Series Funds

11, 12                             Summary, The Account and The Series
                                   Funds, Distribution of Policies

13                                 Summary, Charges and Expenses,
                                   Appendix--Illustration of Death
                                   Benefits, Surrender Values
                                   and Accumulated Premiums

14, 15                             Summary, Distribution of
                                   Policies, Premiums

16                                 The Account and The Series Funds

17                                 Summary, Policy
                                   Provisions and Benefits

18                                 The Account and The Series Funds,
                                   Tax Considerations

19                                 Reports

20                                 Changes that JHVLICO Can Make

21                                 Policy Provisions and Benefits

22                                 Policy Provisions and Benefits

23                                 Distribution of Policies

24                                 Not Applicable

25                                 JHVLICO and John Hancock

26                                 Not Applicable

27,28,29,30                        JHVLICO and John Hancock, Board
                                   of Directors and Executive
                                   Officers of JHVLICO

31,32,33,34                        Not Applicable

35                                 JHVLICO and John Hancock

37                                 Not Applicable

38,39,40,41(a)                     Distribution of Policies,
                                   JHVLICO and John Hancock,
                                   Charges and Expenses

42, 43                             Not Applicable

44                                 The Account and The Series Funds,
                                   Policy Provisionsand Benefits
                                   Appendix--Illustration of Death
                                   Benefits, Surrender Values
                                   and Accumulated Premiums

45                                 Not Applicable

46 The Account and The Series Funds, Policy Provisions and Benefits, Appendix--Illustration of Death
                                   Benefits, Surrender Values
                                   and Accumulated Values

47, 48, 49, 50                     Not Applicable

51                                 Policy Provisions and Benefits,
                                   Appendix--Other Policy Provisions

52                                 The Account and The Series Funds,
                                   Changes that JHVLICO
                                   Can Make

53,54,55                           Not Applicable

56,57,58                           Not Applicable

59                                 Financial Statements

                                                     John Hancock Variable Life
                                              Insurance Company
                                                              (JHVLICO)
[LOGO OF JOHN HANCOCK MAJESTIC VARIABLE UNIVERSAL LIFE APPEARS HERE]

                      JOHN HANCOCK VARIABLE LIFE ACCOUNTS

                              John Hancock Place
                          Boston, Massachusetts 02117

                      JOHN HANCOCK SERVICING OFFICE:

                               P.O. Box 111


                       Boston, Massachusetts 02117

                  TELEPHONE 1-800-REAL LIFE (1-800-732-5543)
                               FAX 617-572-5410

                           PROSPECTUS APRIL  , 1997

  The flexible premium variable life policy ("Policy") described in this Prospectus can be funded, at the discretion of the Owner, by any of the variable subaccounts of John Hancock Variable Life Account S (the "Account"), by a fixed subaccount (the "Fixed Account"), or by any combination of the Fixed Account and the variable subaccounts (collectively, the "Subaccounts"). The assets of each variable Subaccount will be invested in a corresponding investment portfolio ("Portfolio") of John Hancock Variable Series Trust I, a "series" type mutual fund advised by John Hancock Mutual Life Insurance Company ("John Hancock") or of M Fund, Inc., a "series" type mutual fund advised by M Financial Investment Advisers, Inc. (collectively the "Funds"). The assets of the Fixed Account will be invested in the general account of John Hancock Variable Life Insurance Company ("JHVLICO").

  The Prospectuses for the Funds, which are attached to this Prospectus, describe the investment objectives, policies and risks of investing in the Portfolios of the Funds: Growth & Income, Large Cap Growth, Sovereign Bond, Money Market, Managed, Real Estate Equity, International Equities, Short-Term U.S. Government, Special Opportunities, Small Cap Growth, Small Cap Value, Mid Cap Growth, Mid Cap Value, International Balanced, International Opportunities, Large Cap Value, Strategic Bond and Equity Index and in the Portfolios of M Funds, Inc.: Edinburgh Overseas Equity, Turner Core Growth, Frontier Capital Appreciation,and Enhanced U.S. Equity. (The Enhanced U.S. Equity Portfolio is not currently available to Owners, but is expected to be made available later in 1997.) Other variable Subaccounts and Portfolios may be added in the future.

  Replacing existing insurance with a Policy described in this Prospectus may not be to your advantage.

       THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ATTACHED TO CURRENT PROSPECTUSES FOR THE FUNDS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                            Page
SUMMARY...................................................................    1
JHVLICO and JOHN HANCOCK..................................................    7
THE ACCOUNT AND THE SERIES FUNDS..........................................    7
  The Account.............................................................    7
  The Series Funds........................................................    7
THE FIXED ACCOUNT.........................................................   10
POLICY PROVISIONS AND BENEFITS............................................   11
  Requirements for Issuance of Policy.....................................   11
  Premiums................................................................   11
  Account Value and Surrender Value.......................................   14
  Death Benefits..........................................................   15
  Transfers Among Subaccounts.............................................   17
  Loan Provisions and Indebtedness........................................   18
  Default.................................................................   19
  Exchange Privilege......................................................   20
CHARGES AND EXPENSES......................................................   20
  Charges Deducted from Premiums..........................................   20
  Sales Charge............................................................   20
  Reduced Charges for Eligible Groups.....................................   21
  Charges Deducted from Account Value or Assets...........................   21
  Guarantee of Certain Charges............................................   23
DISTRIBUTION OF POLICIES..................................................   24
TAX CONSIDERATIONS........................................................   25
  Policy Proceeds.........................................................   25
  Charge for JHVLICO's Taxes..............................................   26
  Corporate and H.R. 10 Plans.............................................   26
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO......................   27
REPORTS...................................................................   27
VOTING PRIVILEGES.........................................................   28
CHANGES THAT JHVLICO CAN MAKE.............................................   28
STATE REGULATION..........................................................   29
LEGAL MATTERS.............................................................   29
REGISTRATION STATEMENT....................................................   29
EXPERTS...................................................................   29
FINANCIAL STATEMENTS......................................................   29
APPENDIX--OTHER POLICY PROVISIONS.........................................  A-1
  Settlement Provisions...................................................  A-1
  Additional Insurance Benefits...........................................  A-1
  General Provisions......................................................  A-1
APPENDIX--ILLUSTRATION OF DEATH BENEFITS, SURRENDER VALUES AND ACCUMULATED
 PREMIUMS.................................................................  A-3

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                      INDEX OF DEFINED WORDS AND PHRASES

  Below are listed certain words and phrases used in this Prospectus, together with identification of the page on which each is defined or explained:

                                                                           Page
     Account..............................................................   7
     Account Value........................................................   1
     Additional Sum Insured...............................................  15
     Age.................................................................. A-2
     Basic Sum Insured....................................................   1
     DAC Tax..............................................................  19
     Death Benefit........................................................  14
     Fixed Account........................................................  10
     Funds......................................................... Front Cover
     Grace Period.........................................................  18
     Guaranteed Minimum Death Benefit.....................................  15
     Guaranteed Minimum Death Benefit Premium.............................  11
     Indebtedness.........................................................  17
     Investment Rule......................................................  12
     Loan Assets..........................................................  17
     Minimum First Premium................................................  18
     Optional Extra Death Benefit.........................................  14
     Planned Premium......................................................  11
     Policy Anniversary................................................... A-2
     Portfolio..................................................... Front Cover
     Servicing Office.....................................................   6
     Subaccount.................................................... Front Cover
     Surrender Value......................................................  13
     Target Premium.......................................................  20
     Total Sum Insured....................................................  15
     Valuation Date.......................................................  10
     Valuation Period.....................................................  10
     Variable Subaccounts.................................................   2
     7-Pay Limit..........................................................  12

                                    SUMMARY

WHAT IS THE VARIABLE LIFE POLICY BEING OFFERED?

  JHVLICO issues variable life insurance policies. The Policies described in this Prospectus provide life insurance coverage when the insured dies. The Policies also provide for premium flexibility. JHVLICO issues other variable life insurance policies. These other policies are offered by means of other Prospectuses.

  As explained below, the death benefit and Surrender Value under the Policy may increase or decrease daily. The Policies differ from ordinary fixed-benefit life insurance in the way they work. However, the Policies are like fixed-benefit life insurance in providing lifetime protection against economic loss resulting from the death of the insured. The Policies are primarily insurance and not investments.

  The Policies work generally as follows: A premium payment is periodically made to JHVLICO. JHVLICO takes from each premium an amount for processing expenses, taxes, and sales expenses. JHVLICO then places the rest of the premium into the Subaccounts as directed by the owner of the Policy (the "Owner"). The assets allocated to each variable Subaccount are invested in shares of the corresponding Portfolio of the Funds. The currently available Portfolios are identified on the cover of this Prospectus. The assets allocated to the Fixed Account are invested in the general account of JHVLICO. During the year, JHVLICO takes charges from each Subaccount and credits or charges each Subaccount with its respective investment performance. The insurance charge, which is deducted from the invested assets attributable to each Policy ("Account Value"), varies monthly with the then attained age of the insured and with the amount of insurance provided at the start of each month.

  The Policy provides for payment of death benefit proceeds when the insured dies. The death benefit proceeds will equal the death benefit, plus any additional benefit included by rider and then due, minus any Indebtedness. The death benefit under Option A equals the Total Sum Insured less any withdrawals that the Owner has made. The death benefit under Option B equals the Total Sum Insured plus the Policy Account Value on the date of death of the insured. The death benefit under Option M equals the Total Sum Insured, less any withdrawals by the Owner, plus any optional Extra Death Benefit. The Policy also increases the death benefit if necessary to ensure that the Policy will continue to qualify as life insurance under the Federal tax laws.

  Within limits prescribed by JHVLICO, the Owner may also elect whether to purchase the coverage as part of the "Basic Sum Insured" or as an "Additional Sum Insured". The Basic Sum Insured will not lapse during the first ten Policy years, so long as specified Guaranteed Minimum Death Benefit Premiums have been paid. The Owner may elect for this Guaranteed Minimum Death Benefit feature to extend beyond ten years. The Additional Sum Insured is subject to lapse, but has certain cost and other advantages. The Total Sum Insured equals the sum of the Basic Sum Insured plus the amount of any Additional Sum Insured.

  The initial Account Value is the amount of the premium that JHVLICO credits to the Policy, after deduction of the initial charges. The Account Value increases or decreases daily depending on the investment experience of the Subaccounts to which the amounts are allocated at the direction of the Owner. JHVLICO does not guarantee a minimum amount of Account Value. The Owner bears the investment risk for that portion of the Account Value allocated to the variable Subaccounts. The Owner may surrender a Policy at any time while the insured is living. The Surrender Value is the Account Value less any Indebtedness. At issue, the Owner may elect to purchase an Enhanced Cash Value Rider which will provide a benefit payable in addition to the Surrender Value if the Policy is surrendered in the first nine Policy years. The Owner may also make partial withdrawals from a Policy, subject to certain restrictions and an administrative charge.

If the Owner surrenders in the early Policy years, the amount of Surrender Value would be low (as compared with other investments without sales charges) and, consequently, the insurance protection provided prior to surrender would be costly.

  The minimum Total Sum Insured that may be bought at issue is $500,000. All persons insured must meet specified age limits and certain health and other criteria called "underwriting standards." The smoking status of the insured is generally reflected in the insurance charges made. Policies issued under certain circumstances will not directly reflect the sex of the insured in either the premium rates or the charges and values under the Policy.

WHAT IS THE AMOUNT OF THE PREMIUMS?

  Premiums are flexible, and the Owner may choose the amount and frequency of premium payments, so long as each premium payment is at least $100 and meets certain other requirements.

  The minimum amount of premium required at the time of Policy issue is determined by JHVLICO based on the characteristics of the insured, the Policy's Basic Sum Insured at issue, and the Policy options selected by the Owner. Unless the Guaranteed Minimum Death Benefit is in effect, if the Policy Account Value at the beginning of any Policy month is insufficient to pay the monthly Policy charges then due, JHVLICO will estimate the amount of additional premiums necessary to keep the Policy in force for three months. The Owner will have a 61 day grace period to pay at least that amount or the Policy will lapse.

  At the time of Policy issue, the Owner may designate the amount and frequency of Planned Premium payments. The Owner may pay premiums other than the Planned Premium payments, subject to certain limitations.

  The Policy has a Guaranteed Minimum Death Benefit provision which guarantees that the Basic Sum Insured will not lapse during the first ten Policy years if prescribed amounts of premiums have been paid, based on the characteristics of the insured and the amount of the Basic Sum Insured at issue. The Owner may at the time of application for the Policy elect that this feature be extended beyond the first ten Policy years at an additional charge.

WHAT IS JOHN HANCOCK VARIABLE LIFE ACCOUNT S?

  The Account is a separate investment account of JHVLICO, operated as a unit investment trust, which supports benefits payable under the Policies. The Account is subdivided into a number of variable Subaccounts, each of which corresponds to one of the Portfolios of the Funds. The assets of each variable Subaccount are invested in the corresponding Portfolio of the Funds. The Portfolios of the Funds which are currently available are Growth & Income, Large Cap Growth, Sovereign Bond, Money Market, Managed, Real Estate Equity, International Equities, Short-Term U.S. Government, Special Opportunities, Small Cap Growth, Small Cap Value, Mid Cap Growth, Mid Cap Value, International Balanced, International Opportunities, Large Cap Value, Strategic Bond, Equity Index, Edinburgh Overseas Equity, Turner Core Growth, Frontier Capital Appreciation, and Enhanced U.S. Equity.

  John Hancock Variable Series Trust I pays John Hancock a fee for providing investment management services to each of the Portfolios. The Fund also pays for certain non-advisory Fund expenses. The figures in the following chart are expressed as a percentage of each Portfolio's average daily net assets. The figures reflect the investment management fees currently payable and the 1996 non-advisory expenses that would have been allocated to the Fund under the allocation rules currently in effect.

                                          Other   Total Fund   Other Fund
                            Investment     Fund   Operating  Expenses Absent
       Portfolio          Management Fee Expenses  Expenses  Reimbursement*
       ---------          -------------- -------- ---------- ---------------
Managed.................      0.34%       0.03%     0.37%          N/A
Growth & Income.........      0.25%       0.03%     0.28%          N/A
Equity Index............      0.20%       0.25%     0.45%         1.61%
Large Cap Value.........      0.75%       0.25%     1.00%         1.89%
Large Cap Growth........      0.40%       0.05%     0.45%          N/A
Mid Cap Value...........      0.80%       0.25%     1.05%         2.15%
Mid Cap Growth..........      0.85%       0.25%     1.10%         2.34%
Special Opportunities...      0.75%       0.12%     0.87%          N/A
Real Estate Equity......      0.60%       0.11%     0.71%          N/A
Small Cap Value.........      0.80%       0.25%     1.05%         2.06%
Small Cap Growth........      0.75%       0.25%     1.00%         1.55%
International Balanced..      0.85%       0.25%     1.10%         1.44%
International Equities..      0.60%       0.18%     0.78%          N/A
International Opportuni-
 ties...................      1.00%       0.25%     1.25%         2.76%
Short-Term U.S. Govern-
 ment...................      0.30%       0.25%     0.55%         0.79%
Sovereign Bond..........      0.25%       0.06%     0.31%          N/A
Strategic Bond..........      0.75%       0.25%     1.00%         1.57%
Money Market............      0.25%       0.07%     0.32%          N/A

--------
* John Hancock reimburses a Portfolio when the Portfolio's Other Expenses exceed 0.25% of the Portfolio's average daily net assets.


  M Fund, Inc. pays M Financial Investment Advisers, Inc. ("M Financial") a fee for providing investment management services to each of the Portfolios. The Fund also pays for certain non-advisory Fund expenses. The figures in the following chart are expressed as a percentage of each Portfolio's average daily net assets. The figures reflect the investment management fees currently payable and the 1996 non-advisory expenses that would have been allocated to the Fund under the allocation rules currently in effect.

                                             Other   Total Fund   Other Fund
                               Investment     Fund   Operating  Expenses Absent
         Portfolio           Management Fee Expenses  Expenses  Reimbursement*
         ---------           -------------- -------- ---------- ---------------
Edinburgh Overseas Equity...     1.05%       0.25%     1.30%         6.29%
Turner Core Growth**........     0.45%       0.25%     0.70%         8.06%
Frontier Capital Apprecia-
 tion**.....................     0.90%       0.25%     1.15%         7.29%
Enhanced U.S. Equity........     0.55%       0.25%     0.80%        11.90%

--------
* M Financial reimburses a Portfolio when the Portfolio's Other Expenses exceed 0.25% of the Portfolio's average daily net assets.
** Figures do not reflect interest expense, which is 0.08% for the Turner Core
   Growth Portfolio and 0.05% for the Frontier Capital Appreciation Portfolio.

  For a full description of the Funds, see the Prospectuses for the Funds attached to this Prospectus.

WHAT ARE THE CHARGES MADE BY JHVLICO?


  Premium Processing Charge. A 1.25% charge deducted from each premium payment.

  State Premium Tax Charge and Federal DAC Tax Charge. Charges deducted from each premium payment, currently 2.35% for state premium taxes and 1.25% as a Federal deferred acquisition cost or "DAC Tax" charge.

  Sales Charge. A charge deducted from each premium payment in the amount of 30% of premiums paid in the first Policy year up to the "target premium" and 3.5% of premiums paid during the first Policy year in excess of that target. The sales charge in subsequent Policy years on premiums up to the target premium is 10% of such premiums in each of years 2 through 10; and 4% of such premiums thereafter. The sales charge for premiums paid in excess of the target premium is 3.5% of such excess premiums paid in all Policy years. These sales charges are guaranteed not to increase above these amounts.

  Issue Charge. A charge deducted monthly from Account Value for the first 10 Policy years in an amount set forth in the Policy per $1,000 of the Basic Sum Insured at issue. Such amount varies by age at issue. For example, this additional monthly amount for a 45 year old is 10c per $1,000 of Basic Sum Insured at issue. This charge is guaranteed not to exceed $200 per month and will be at least $5 per month.

  Administrative Charge. A charge deducted monthly from Account Value currently in an amount equal to $5 for all Policy years. This charge is guaranteed not to exceed $10 per month.

  Insurance Charge. A charge based upon the amount for which JHVLICO is at risk, considering the attained age and risk classification of the insured and JHVLICO's then current monthly insurance rates (never to exceed rates set forth in the Policy) deducted monthly from Account Value.

  Guaranteed Minimum Death Benefit Charge. If the Guaranteed Minimum Death Benefit option is elected beyond the first 10 Policy years, a maximum charge, starting at the beginning of the eleventh Policy year, not to exceed 3c per $1,000 (currently 1c per $1,000) of the Basic Sum Insured at issue, deducted monthly from Account Value.

  Charge for Mortality and Expense Risks. A charge deducted daily from the variable Subaccounts at a maximum effective annual rate of .60% of the assets of each variable Subaccount. The current charge is .35%.

  Charge for Extra Mortality Risks. An additional charge, depending upon the age of the insured and the degree of additional mortality risk, required if the insured does not qualify for the standard underwriting class. This additional charge is deducted monthly from Account Value.

  Charge for Optional Enhanced Cash Value Rider. A charge equal to 2% of the premium payment will be deducted from each premium payment received in the first Policy year up to the annual target premium. This charge is assessed in the first Policy year only.

  Charge for Other Optional Rider Benefits. An additional charge required if the Owner elects to purchase any optional insurance benefits by rider (other than the Enhanced Cash Value Rider). Any such additional charge is deducted monthly from Account Value.

  Charge for Partial Withdrawal. A charge of $20 deducted from Account Value at the time of withdrawal.

  See "Charges and Expenses" for a full description of the charges under the Policy.

IS THERE A CHARGE AGAINST THE ACCOUNT FOR FEDERAL INCOME TAX?

  Currently no charge is made against any Subaccount for Federal income taxes; but if JHVLICO incurs, or expects to incur, income taxes attributable to any Subaccount or this class of Policies in future years, it reserves the right to make a charge. JHVLICO expects that it will continue to be taxed as a life insurance company. See "Charge for JHVLICO's Taxes".

WHAT IS THE RELATIONSHIP BETWEEN THE PREMIUM AND THE AMOUNT ALLOCATED TO THE SUBACCOUNTS?

  The initial net premium is allocated by JHVLICO from its general account to the Money Market Subaccount on the date of issue of the Policy. The initial net premium is the gross Minimum First Premium, plus any additional amount of premium that has been paid prior to the date of issue, less the premium processing charge, and less the charges deducted for sales expenses, state premium taxes and the Federal DAC Tax. These charges also apply to subsequent premium payments. Twenty days after the date of issue, the amount in the Money Market Subaccount is reallocated among the Subaccounts in accordance with the Owner's election. Net premiums derived from payments received after this reallocation date are allocated, generally on the date of receipt, to one or more of the Subaccounts as elected by the Owner.

HOW ARE AMOUNTS ALLOCATED TO EACH SUBACCOUNT?

  At issue and subsequently thereafter, the Owner will provide us with the rule ("Investment Rule") we will follow to invest net premiums or other amounts in any of the Subaccounts. The Owner may change the Investment Rule under which JHVLICO will allocate amounts to Subaccounts. See "Premiums-- Billing, Allocation of Premium Payments (Investment Rule)".

WHAT COMMISSIONS ARE PAID TO AGENTS?

  The Policies are sold through agents who are licensed by state authorities to sell JHVLICO's insurance policies. Commissions payable to agents are described under "Distribution of Policies". Sales expenses in any year are not equal to the deduction for sales expenses in that year. Rather, total sales expenses under the Policies are intended to be recovered over the lifetimes of the insureds covered by the Policies.

WHAT IS THE DEATH BENEFIT?

  The death benefit proceeds will equal the death benefit of the Policy, plus any additional rider benefits included and then due, minus any Indebtedness. The death benefit payable depends on the Policy's Total Sum Insured (the Total Sum Insured is the Basic Sum Insured plus the amount of any Additional Sum Insured) and the death benefit option selected by the Owner at the time the Policy is issued, as follows:

    OPTION A: The death benefit equals the Policy's current Total Sum Insured less any withdrawals of Account Value that the Owner has made.

    OPTION B: The death benefit is the Policy's current Total Sum Insured plus the Policy Account Value on the date of death of the insured, and varies in amount based on investment results.

    OPTION M: The death benefit equals the Policy's current Total Sum Insured less any withdrawals of Account Value that the Owner has made plus any Optional Extra Death Benefit.

  The death benefit of the Policy under Options A, B, or M will be increased if necessary to ensure that the Policy will continue to qualify as life insurance under the Federal tax law. See "Death Benefits" and "Tax Considerations".

  Under the Guaranteed Minimum Death Benefit provision, the Policy is guaranteed not to lapse during the first 10 Policy years, provided the amount of premiums paid, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, is at least equal to the Guaranteed Minimum Death Benefit Premiums, accumulated at 4% interest. For an additional charge, the Owner may elect this benefit to continue beyond the tenth Policy year. The Guaranteed Minimum Death Benefit feature applies only to the Basic Sum Insured and not to any amount of Additional Sum Insured.

HOW DOES THE ACCOUNT VALUE OF A POLICY VARY IN RELATION TO THE SUBACCOUNTS' INVESTMENT EXPERIENCE?

  In general, the Account Value for any day equals the Account Value for the previous day, increased by any net premium placed in the Subaccounts for the Policy, decreased by any charges made against the Account Value and by any partial withdrawal, and increased or decreased by the investment experience of the Subaccounts. No minimum Account Value for the Policy is guaranteed.

WHAT IS THE LOAN PROVISION AND HOW DOES A LOAN AFFECT THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE?

  The Loan Value will be equal to (a) minus (b) minus (c) where: (a) is the Account Value, (b) is twelve times the sum of all monthly charges deducted from the Account Value for the Policy month in which the loan is obtained, and
(c) is (a) above minus (b) above multiplied by .75% in Policy years 1-20 and .25% thereafter. Interest charged on any loan will accrue and compound daily at an effective annual rate of 4.75% in the first 20 Policy years and 4.25% thereafter. A loan plus accrued interest ("Indebtedness") may be repaid at the discretion of the Owner in whole or in part in accordance with the terms of the Policy. The Owner may obtain a Policy loan in the maximum amount of the Loan Value less any existing Indebtedness.

  While a loan is outstanding, the rate of interest credited to the Account Value because of the loan will usually be different than the net investment experience of the Subaccounts. Therefore, the Account Value, the Surrender Value and any death benefit above the current Total Sum Insured are permanently affected by any loan.

IS THERE A SHORT-TERM CANCELLATION RIGHT?

  The Owner may surrender a Policy, for any reason, by delivering or mailing it, within 10 days after receipt of the Policy by the Owner, to JHVLICO's Servicing Office, or to the agent or agency office through which it was delivered. Coverage under the Policy will be cancelled immediately as of the date of such mailing or delivery. Any premium paid on it will be refunded. If required by state law, the refund will equal the Account Value at the end of the Valuation Period in which the Policy is received plus all charges or deductions made against premiums plus an amount reflecting charges against the Subaccounts and the investment management fee of the Funds.

WHAT INVESTMENT TRANSFERS ARE ALLOWED AN OWNER?

  The Owner may transfer the Account Value among the variable Subaccounts or into the Fixed Account at any time. Transfers out of the Fixed Account, however, are subject to restrictions.

ARE THE BENEFITS UNDER A POLICY SUBJECT TO FEDERAL INCOME TAX?

  The benefits under Policies described in this Prospectus are expected to receive the same tax treatment under the Internal Revenue Code of 1986 as benefits under traditional fixed-benefit life insurance policies. Thus, death benefits payable under the Policies will not be included in the beneficiary's gross income. Also, the Owner is not taxed on interest and gains under the Policy unless and until values are actually received through withdrawal, surrender, or other distributions.

  Under Federal tax law, distributions from Policies on which premiums greater than a "7-pay" premium limit (as defined in the law) have been paid, will be subject to special taxation. See "Premiums--7-Pay Premium

Limit" and "Policy Proceeds" for a discussion of how the "7-pay" premium limit may be exceeded under a Policy. A distribution on such a Policy (called a "modified endowment") will be taxed to the extent there is any income (gain) to the Owner and an additional penalty tax may be imposed on the taxable amount.

                           JHVLICO AND JOHN HANCOCK

  JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law, is authorized to transact a life insurance and annuity business in Massachusetts and all other states, except New York. JHVLICO began selling variable life insurance policies in 1980.

  JHVLICO is a wholly-owned subsidiary of John Hancock, a company chartered in Massachusetts in 1862. Its Home Office is at John Hancock Place, Boston, Massachusetts 02117. John Hancock's assets are approximately $59 billion and it has invested over $380 million in JHVLICO in connection with JHVLICO's organization and operations. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable it to meet its reserve requirements and expenses in connection with its business, and John Hancock is committed to make additional capital contributions if necessary to ensure that JHVLICO maintains a positive net worth.

                       THE ACCOUNT AND THE SERIES FUNDS

THE ACCOUNT

  The Account, a separate account established under Massachusetts law, meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

  The Account's assets are the property of JHVLICO. Each Policy provides that the portion of the Account's assets equal to the reserves and other liabilities under the Policy shall not be chargeable with liabilities arising out of any other business JHVLICO may conduct. In addition to the assets attributable to variable life policies, the Account's assets include assets derived from charges made by JHVLICO. From time to time these additional assets may be transferred in cash by JHVLICO to its general account. Before making any such transfer, JHVLICO will consider any possible adverse impact the transfer might have on any Subaccount. Additional premiums are charged for Policies where the insured is classified as a substandard risk and a portion of these premiums is allocated to the Account.

  The Account is registered with the Securities and Exchange Commission (the "Commission") under the 1940 Act. Such registration does not involve supervision by the Commission of the management or policies of the Account, JHVLICO or John Hancock.

  The assets in each variable Subaccount are invested in the corresponding Portfolio of the Funds, but the assets of one variable Subaccount are not necessarily legally insulated from liabilities associated with another variable Subaccount. New variable Subaccounts may be added or existing variable Subaccounts may be deleted as new Portfolios are added to or deleted from the Funds and made available to Owners.

THE SERIES FUNDS

  Each Fund is a "series" type of mutual fund registered with the Commission under the 1940 Act as an open-end diversified management investment company. Each Fund serves as the investment medium for the

Account and other unit investment trust separate accounts established for other variable life insurance policies and variable annuity contracts. (See the attached Fund Prospectuses for a description of a need to monitor for possible conflicts and other consequences.) A very brief summary of the investment objectives of each Portfolio is set forth below.

  Growth & Income Portfolio. The investment objective of this Portfolio is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. This objective will be pursued by investments principally in common stocks (and securities convertible into or with rights to purchase common stocks) of companies believed by management to offer growth potential over both the intermediate and long-term.

  Large Cap Growth Portfolio. The investment objective of this Portfolio is to achieve above-average capital appreciation through the ownership of common stocks (and securities convertible into or with rights to purchase common stocks) of companies believed to offer above-average capital appreciation opportunities. Current income is not an objective of the Portfolio.

  Sovereign Bond Portfolio. The investment objective of this Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk, through investment primarily in a diversified portfolio of freely marketable debt securities. Total rate of return consists of current income, including interest and discount accruals, and capital appreciation.

  Money Market Portfolio. The investment objective of this Portfolio is to provide maximum current income consistent with capital preservation and liquidity. It seeks to achieve this objective by investing in a managed portfolio of high quality money market instruments.

  Managed Portfolio: The investment objective of this Portfolio is to achieve maximum long-term total return consistent with prudent investment risk. Investments will be made in common stocks, convertibles and other equity investments, in bonds and other fixed income securities and in money market instruments.

  Real Estate Equity Portfolio: The investment objective of this Portfolio is to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.

  International Equities Portfolio: The investment objective of this Portfolio is to achieve long-term growth of capital by investing primarily in foreign equity securities.

  Special Opportunities Portfolio: The investment objective of this Portfolio is to achieve long-term capital appreciation by emphasizing investments in equity securities of issuers in various economic sectors.

  Short-Term U.S. Government Portfolio: The investment objective of this Portfolio is to provide a high level of current income consistent with the maintenance of principal, through investment in a portfolio of short-term U.S. Treasury securities and U.S. Government agency securities.

  Equity Index Portfolio: The investment objective of this Portfolio is to provide investment results that correspond to the total return of the U.S. market as represented by the S&P 500 utilizing common stocks that are publicly traded in the United States.

  Large Cap Value Portfolio: The investment objective of this Portfolio is to provide substantial dividend income, as well as long-term capital appreciation, through investments in the common stocks of established companies believed to offer favorable prospects for increasing dividends and capital appreciation.

  Mid Cap Growth Portfolio: The investment objective of this Portfolio is to provide long-term growth of capital through a non-diversified portfolio investing largely in common stocks of medium capitalization companies.

  Mid Cap Value Portfolio: The investment objective of this Portfolio is to provide long-term growth of capital primarily through investment in the common stocks of medium capitalization companies believed to sell at a discount to their intrinsic value.

  Small Cap Growth Portfolio: The investment objective of this Portfolio is to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of small capitalization emerging growth companies.

  Small Cap Value Portfolio: The investment objective of this Portfolio is to provide long-term growth of capital by investing in a well diversified portfolio of equity securities of small capitalization companies exhibiting value characteristics.

  Strategic Bond Portfolio: The investment objective of this Portfolio is to provide a high total return consistent with moderate risk of capital and maintenance of liquidity, from a portfolio of domestic and international fixed income securities.

  International Opportunities Portfolio: The investment objective of this Portfolio is to provide capital appreciation through investment in common stocks of primarily well-established, non-United States companies.

  International Balanced Portfolio: The investment objective of this Portfolio is to maximize total U.S. dollar return, consisting of capital appreciation and current income, through investment in non-U.S. equity and fixed income securities.

  John Hancock acts as the investment manager for the above Portfolios, and John Hancock's indirectly owned subsidiary, Independence Investment Associates, Inc., with its principal place of business at 53 State Street, Boston, MA 02109, provides sub-investment advice with respect to the Growth & Income, Large Cap Stock, Managed, Real Estate Equity and Short-Term U.S. Government Portfolios. Another indirectly owned subsidiary, John Hancock Advisers, Inc., located at 101 Huntington Avenue, Boston, MA 02199, and its subsidiary, John Hancock Advisers International, Limited, located at 34 Dover Street, London, England, provide sub-investment advice with respect to the International Equities Portfolio, and John Hancock Advisers, Inc. does likewise with respect to the Sovereign Bond, Small Cap Growth and Special Opportunities Portfolios.

  T. Rowe Price Associates, Inc., located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the Large Cap Value Portfolio and its subsidiary, Rowe Price-Fleming International, Inc., also located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the International Opportunities Portfolio.

  State Street Bank & Trust, N.A., at Two International Place, Boston, MA 02110, is the sub-investment adviser to the Equity Index Portfolio. INVESCO Management & Research located at 101 Federal Street, Boston, MA 02110, is the sub-investment adviser to the Small Cap Value Portfolio. Janus Capital Corporation, with its principal place of business at 100 Filmore Street, Denver, CO 80206, is the sub-investment adviser to the Mid Cap Growth Portfolio. Neuberger & Berman, LLC of 605 Third Avenue, New York, NY 10158, provides sub-investment advice to the Mid Cap Value Portfolio. J.P. Morgan Investment Management Inc., located at 522 Fifth Avenue, New York, NY 10036, provides sub-investment advice with respect to the Strategic Bond Portfolio and Brinson Partners, Inc., of 209 S. LaSalle Street, Chicago, IL 60604, does likewise with respect to the International Balanced Portfolio.

  Edinburgh Overseas Equity Portfolio. The investment objective of this Portfolio is long-term capital appreciation with reasonable investment risk through active management and investment in common stock and common stock equivalents of foreign issuers. Current income, if any, is incidental.

  Turner Core Growth Portfolio. The investment objective of this Portfolio is to seek long-term capital appreciation through a diversified portfolio of common stocks that show strong earnings potential with reasonable market prices.

  Frontier Capital Appreciation Portfolio. The investment objective of this Portfolio is to maximum capital appreciation through investment in common stock of companies of all sizes, with emphasis on stocks of small- to-medium-capitalization companies. Importance is placed on growth and price appreciation, rather than income.

  Enhanced U.S. Equity Portfolio. The investment objective of this Portfolio is to provide above market total return through investment in common stock of companies perceived to provide a return higher than that of the S&P 500 at approximately the same level of investment risk as the S&P 500.

  M Financial Investment Advisers, Inc., acts as the investment manager for the three Portfolios described above. Edinburgh Fund Managers PLC, North America provides sub-investment advice to the Edinburgh Overseas Equity Portfolio; Turner Investment Partners, Inc., provides sub-investment advice to the Turner Core Growth Portfolio; Frontier Capital Management Company, Inc., provides sub-investment advice to the Frontier Capital Appreciation Portfolio; and Franklin Portfolio Associates Trust provides sub-investment advice to the Enhanced U.S. Equity Portfolio.

  JHVLICO will purchase and redeem Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of the Fund represent an interest in one of the Portfolios which corresponds to a variable Subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in Fund shares at their net asset value as of the dates paid.

  On each Valuation Date, shares of each Portfolio are purchased or redeemed by JHVLICO for each variable Subaccount based on, among other things, the amount of net premiums allocated to the variable Subaccount, distributions reinvested, transfers to, from and among variable Subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at the net asset value per Fund share for each Portfolio determined on that same Valuation Date. A Valuation Date is any date on which the New York Stock Exchange is open for trading and on which the Fund values its shares. A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

  A full description of each Fund, its investment objectives, policies and restrictions, its charges, expenses and all other aspects of its operation is contained in the attached Prospectuses and the statement of additional information referred to therein, which should be read together with this Prospectus.

                               THE FIXED ACCOUNT

  An Owner may allocate premiums to the Fixed Account or transfer all or a part of the Account Value under a Policy to the Fixed Account. The amount so allocated or transferred will become a part of JHVLICO's general account assets. JHVLICO's general account consists of assets owned by JHVLICO other than those in the Account and in other separate accounts that have been or may be established by JHVLICO. Subject to applicable law, JHVLICO has sole discretion over the investment of assets of the general account, and Owners do not share in the investment experience of those assets. Instead, JHVLICO guarantees that the Account Value allocated to the Fixed Account will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account. Transfers from the Fixed Account are subject to certain limitations. See "Transfers Among Subaccounts".

  The Account Value in the Fixed Account is equal to the portion of the net premiums allocated to it, plus any amounts transferred to it and interest credited to it, minus any charges deducted from it or partial withdrawals or amounts transferred from it. JHVLICO guarantees that interest credited to the Account Value in the Fixed Account will not be less than an effective annual rate of 4%. JHVLICO may, in its sole discretion, credit higher rates although it is not obligated to do so. The Owner assumes the risk that interest credited will not exceed 4% per year. Upon request and in the annual statement, JHVLICO will inform Owners of the then-applicable rates. The rate of interest declared with respect to any amount in the Fixed Account may depend on when that amount was first allocated to the Fixed Account.

  Because of exemptive and exclusionary provisions, interests in JHVLICO's general account have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these Acts, and JHVLICO has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

                        POLICY PROVISIONS AND BENEFITS

REQUIREMENTS FOR ISSUANCE OF POLICY

  The Policy is generally available with a minimum Total Sum Insured at issue of $500,000 and a minimum Basic Sum Insured of $100,000. At the time of issue, the insured must be age 20 through 85. All persons insured must meet certain health and other criteria called "underwriting standards". The smoking status of the insured is reflected in the insurance charges made. Amounts of coverage that JHVLICO will accept under the Policies may be limited by JHVLICO's underwriting and reinsurance procedures as in effect from time to time.

  Policies issued in certain jurisdictions or in connection with certain employee benefit plans will not directly reflect the sex of the insured in either the premium rates or the charges or values under the Policy. The illustrations set forth in this Prospectus are sex distinct and, therefore, do not reflect the sex-neutral rates, charges or values that would apply to such Policies.

PREMIUMS

  Payment Flexibility. Premiums are flexible. The Owner may choose the amount and frequency of premium payments, so long as each premium payment is at least $100 and meets the other requirements described below.

  Minimum First Premium. The amount of premium required at the time of issue is determined by JHVLICO, and depends on the age, sex, smoking status, and underwriting class of the insured at issue, the Policy's Basic Sum Insured at issue, and any additional benefits selected. The Minimum First Premium must be received by JHVLICO at its Servicing Office in order for the Policy to be in full force and effect. See "Death Benefits". There is no grace period for the payment of the Minimum First Premium.

  Minimum Premiums. If the Policy's Surrender Value at the beginning of any Policy month is insufficient to pay the monthly Policy charges then due, JHVLICO will notify the Owner and the Policy will enter a grace period, unless the Guaranteed Minimum Death Benefit is in effect. If premiums sufficient to pay at least three months' estimated charges are not paid by the end of the grace period, the Policy will lapse. See "Default".

  Planned Premium Schedule. At the time of issue, the Owner may designate a Planned Premium schedule for the amount and frequency of premium payments. JHVLICO will send billing statements for the amount chosen at the frequency chosen. The Owner may change the Planned Premium after issue. The Owner may also pay a premium in excess of the Planned Premium, subject to the limitations described below. At the time of Policy issuance, JHVLICO will determine whether the Planned Premium schedule will exceed the 7-Pay limit discussed below. If so, JHVLICO's standard procedures prohibit issuance of the Policy unless the Owner signs a form acknowledging that fact.

  Other Premium Limitations. Federal tax law requires a minimum death benefit in relation to Account Value. See "Death Benefits--Definition of Life Insurance". The death benefit of the Policy will be increased if necessary to ensure that the Policy will continue to satisfy this requirement. Also, as described under "Death Benefits--Optional Extra Death Benefit Feature," the Optional Extra Death Benefit feature may result in a death benefit under Option M that is higher than the Total Sum Insured. If the payment of a given premium will cause the Policy Account Value to increase to such an extent that an increase in death benefit is necessary either to satisfy federal tax law requirements or because of the way the Optional Extra Death Benefit feature operates, JHVLICO has the right to not accept the excess portion of that premium payment or to require evidence of insurability before that portion is accepted. In no event, however, will JHVLICO refuse to accept any premium necessary to maintain the Guaranteed Minimum Death Benefit in effect under a Policy.

  Whether or not the Guaranteed Minimum Death Benefit is in effect, JHVLICO also reserves the right to limit premium payments above the amount of the cumulative Guaranteed Minimum Death Benefit Premiums. JHVLICO will not, however, refuse to accept any premium payment that is required to keep the Policy from lapsing.

  Guaranteed Minimum Death Benefit Premiums. A Guaranteed Minimum Death Benefit feature may apply during the first ten Policy years and, if the Owner has elected, thereafter. See "Death Benefits". The Guaranteed Minimum Death Benefit Premiums required to maintain this benefit in force depend on the issue age, sex, smoking status, and underwriting class of the insured at issue and the Basic Sum Insured at issue. If there is no Additional Sum insured at issue, the Guaranteed Minimum Death Benefit Premium will be equal to the Policy's target premium (discussed under "Sales Charge"). If there is an Additional Sum Insured at issue, such Premium will be equal to the greater of
(i) the target premium for the Policy and (ii) 50% of what the target premium would have been if the Additional Sum Insured at issue had been purchased as the Basic Sum Insured. To keep the Guaranteed Minimum Death Benefit in effect, the amount of actual premiums paid, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, must on each Policy anniversary be at least equal to the Guaranteed Minimum Death Benefit Premiums due to date accumulated at 4% interest. If this test is not satisfied on any Policy anniversary, a 61-day grace period will commence as of that anniversary and JHVLICO will notify the Owner of the shortfall. This notice will be mailed to the Owner's last-known address at least 31 days prior to the end of the grace period. If JHVLICO does not receive payment for the amount of the deficiency by the end of the grace period, the Guaranteed Minimum Death Benefit feature will lapse unless and until restored as described under "Default--Reinstatement".

  Billing, Allocation of Premium Payments (Investment Rule). The Owner may at any time elect to be billed by JHVLICO for an amount of premium other than the Guaranteed Minimum Death Benefit Premium. The Owner may also elect to be billed for premiums on an annual, semi-annual, quarterly or monthly basis. All premiums are payable at JHVLICO's Servicing Office.

  Any premium payment will be processed by JHVLICO as of the end of the Valuation Period in which it is received, unless one of the three exceptions noted below is applicable. Each premium payment will be reduced by the premium processing charge, the state premium tax charge, any applicable sales charge, and the Federal DAC Tax charge. See "Charges and Expenses". The remainder is the net premium.

  The Owner at the time of application must elect an Investment Rule which will allocate net premiums and any credits to any of the Subaccounts. The Owner must select allocation percentages in whole numbers, and the total allocated must equal 100%. The Owner may thereafter change the Investment Rule prospectively at any time. The change will be effective as to any net premiums and credits applied after receipt at JHVLICO's Servicing Office of notice satisfactory to JHVLICO. Notwithstanding the Investment Rule, any net premium (or portion thereof) credited to Account Value as of a date prior to the end of the Valuation Period that includes the 20th day following the date of issue will automatically be allocated to the Money Market Subaccount. At the end of that Valuation Period (or of the premium's date of receipt, if later), the Policy's Account Value will be reallocated automatically among the Subaccounts in accordance with the Investment Rule chosen by the Owner.

  There are three exceptions to the normal practice of processing a premium payment as of the end of the Valuation Period in which it is received:

    (1) A payment received prior to a Policy's date of issue will be processed as if received on the Valuation Date immediately preceding the date of issue.

    (2) If the Minimum First Premium is not received prior to the date of issue, each payment received thereafter will be processed as if received on the Valuation Date immediately preceding the date of issue until all of the Minimum First Premium is received.

    (3) That portion of any premium that we delay accepting as described under "Other Premium Limitations" above, or "7-Pay Premium Limit" below, will be processed as of the end of the Valuation Period in which we accept that amount.

  7-Pay Premium Limit. Federal tax law modifies the tax treatment of certain Policy distributions such as loans, surrenders, partial surrenders, and withdrawals. The application of this modified treatment to any Owner depends upon whether premiums have been paid at any time during the first 7 Policy years that exceed a "7-pay" premium limit as defined in the law. The "7-pay" premium is greater than the Guaranteed Minimum Death Benefit Premium . The 7-pay limit is the total of net level premiums that would have been payable at any time for the Policy to be fully paid-up after the payment of 7 level annual premiums. If the total premiums paid exceed the 7-pay limit, the Policy will be treated as a "modified endowment", which means that the Owner will be subject to tax to the extent of any income (gain) on any distributions made from the Policy. A material change in the Policy will result in a new 7-pay limit and test period. A reduction in the Policy's benefits within the 7-year period following issuance of, or a material change in, the Policy may also result in the application of the modified endowment treatment. See "Policy Proceeds" under "Tax Considerations". If JHVLICO receives any premium payment that will cause a Policy to become a modified endowment, the excess portion of that premium payment will not be accepted unless the Owner signs an acknowledgment of that fact. [When it identifies such an excess premium, JHVLICO sends the Owner immediate notice and refunds the excess premium if it has not received notice of the acknowledgment by the time the premium payment has had a reasonable time to clear the banking system, but in no case longer than two weeks.]

ACCOUNT VALUE AND SURRENDER VALUE

  Amount of Account Value. The Account Value increases or decreases depending upon a number of factors, such as the applicable Subaccount's investment experience, the proportion of the Account Value invested in each Subaccount and the interest credited to any Loan Account established upon the making of a Policy loan. In general the Account Value for any day equals the Account Value for the previous day, decreased by charges against the Account Value, increased or decreased by the investment experience of the Subaccounts, increased by net premiums received, and decreased by any partial withdrawal. No minimum amount of Account Value is guaranteed.

  A Policy loan will not affect the total amount of Account Value at the time the loan is made but will result in a different rate of return being credited to the Loan Account portion of the Account Value.

  Amount of Surrender Value. The Surrender Value will be the Account Value less any Indebtedness.

  When Policy May Be Surrendered. A Policy may be surrendered for its Surrender Value at any time while the insured is living and the Policy is not in a grace period. Surrender takes effect and the Surrender Value is determined as of the end of the Valuation Period in which occurs the later of receipt at JHVLICO's Servicing Office of a signed request or the surrendered Policy.

  Partial Withdrawal of Surrender Value. The Owner may request withdrawal of part of the Surrender Value in accordance with JHVLICO's rules then in effect. Any withdrawal must be at least $1,000 and is subject to an administrative charge of $20.

  An Owner may request a partial withdrawal of Surrender Value at any time while the insured is living, provided that the Policy is not in a grace period. This privilege, which reduces the Account Value by the amount of the withdrawal and the associated charge, may not be used to reduce the Account Value below the amount JHVLICO estimates will be required to pay three months' charges under the Policy as they fall due. The withdrawal will be effective as of the end of the Valuation Period in which JHVLICO receives written notice satisfactory to it at its Servicing Office.

  A withdrawal will reduce any Option A or Option M Total Sum Insured by the amount withdrawn. JHVLICO reserves the right to refuse any withdrawal request that would cause the Policy's Total Sum Insured to fall below $500,000.

  An amount equal to the Account Value withdrawn will be removed from each Subaccount in the same proportion as the Account Value is then allocated among the Subaccounts. A withdrawal is not a loan and, once made, cannot be repaid.

  A surrender or withdrawal may have significant tax consequences. See "Tax Considerations".

  Optional Enhanced Cash Value Rider. The Owner may elect an Enhanced Cash Value Rider to be attached to the Policy. This rider allows for the Owner to receive an Enhanced Cash Value benefit (in addition to the Surrender Value) if the Policy is surrendered within the first nine policy years. The Enhanced Cash Value benefit is set forth in the specification pages of the Policy.

  There is a charge for the rider equal to 2% of premium paid in the first Policy year up to the annual target premium. This charge is assessed in the first Policy year only.

  The Enhanced Cash Value benefit is included in the Account Value when calculating the death benefit and insurance charges associated with the Policy. The amount available for Withdrawal and the Loan Value of the policy is based on the Surrender Value, and neither will in any way be increased due to the Enhanced Cash Value Rider.

DEATH BENEFITS

  The death benefit proceeds are payable when the insured dies while the Policy is in effect. The death benefit proceeds will equal the death benefit of the Policy, plus any additional rider benefits then due, minus any Indebtedness. If the insured dies during a grace period, JHVLICO will also deduct any overdue monthly deductions.

  The death benefit payable depends on the current Total Sum Insured and the death benefit option selected by the Owner at the time the Policy is issued, as follows:

    OPTION A: The death benefit equals the current Total Sum Insured, plus any increases in the death benefit described below under "Definition of Life Insurance", and minus the amount of any partial withdrawals that have been made over the life of the Policy.

    OPTION B: The death benefit is the current Total Sum Insured, plus the Policy Account Value at the end of the Valuation Period in which the insured dies. This death benefit is a varying amount and fluctuates with the amount of the Account Value. This death benefit is also subject to any increase described below under "Definition of Life Insurance".

    OPTION M: The death benefit is the current Total Sum Insured, plus any increases in the death benefit described below under "Optional Extra Death Benefit Feature" and "Definition of Life Insurance" and minus the amount of any partial withdrawals that have been made over the life of the Policy.

  The Total Sum Insured is the Basic Sum Insured plus the amount of any Additional Sum Insured (discussed below).

  Owners who prefer to have favorable investment experience reflected in increased insurance coverage should choose Option B or M. As between the two, the anticipated increase in insurance coverage is likely to occur later under Option M. Owners who prefer to have insurance coverage that generally does not vary in amount and lower cost of insurance charges should choose Option A.

  Optional Extra Death Benefit Feature. Pursuant to this feature the death benefit under Option M will be no less than the amount of the Policy Account Value multiplied by a factor specified in the Policy. The factor is based on the insured's age. The Optional Extra Death Benefit feature may result in an Option M death benefit that is higher than the minimum death benefit required under Federal tax law, as described below under "Definition of Life Insurance." Although there is no special charge for the Optional Extra Death Benefit feature, the monthly cost of insurance deductions will be based on the amount of death benefit then in effect, including any additional death benefit pursuant to this option. An election of this option must be made at the time of application for the Policy.

  Definition of Life Insurance. Federal tax law requires a minimum death benefit in relation to cash value for a policy to qualify as life insurance. The death benefit of the Policy will be increased if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current Federal tax law can be used to determine if a policy complies with the definition of life insurance in
Section 7702 of the Code. The test which will apply to the Policy is chosen in the application for the Policy.

  The "guideline premium and cash value corridor" test limits the amount of premiums payable under a policy to a certain amount for an insured of a particular age and sex. The test also applies a prescribed "Corridor Factor" to determine a minimum ratio of death benefit to Account Value. A complete list of Corridor Factors is set forth in the Policy under the heading of Required Additional Death Benefit Factors. The "guideline premium and cash value corridor" test can be used with Option A and Option B policies.

  The "cash value accumulation test" also limits the amount of premiums payable under a policy to a prescribed amount, using a minimum ratio of death benefit to a policy's Account Value, employing a standard "net single premium" computed in compliance with the Code. If the Account Value under a policy is at any time greater than the net single premium at the insured's age and sex for the proposed death benefit, the death benefit will be increased automatically by multiplying the Account Value by a "Death Benefit Factor" computed in compliance with the Code. A complete list of Death Benefit Factors is set forth in the Policy under the heading of Required Additional Death Benefit Factors. The "cash value accumulation test" can be used with Option A, Option B and Option M policies.

  If the Account Value is reduced (e.g. by withdrawals, charges, or adverse investment performance) at a time when a minimum death benefit under Section 7702 is in effect, such minimum death benefit will also be reduced.

  Guaranteed Minimum Death Benefit. During the first 10 Policy years (and thereafter if the Owner elects) the Basic Sum Insured is guaranteed not to lapse, provided that the amount of premiums paid through each Policy anniversary, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, is at least equal to the Guaranteed Minimum Death Benefit Premiums accumulated at 4% interest. At any time when this feature is not in force, the death benefit of the Policy is not guaranteed. The election to extend the Guaranteed Minimum Death Benefit beyond ten Policy years must be made at the time of Policy issuance. The Owner may revoke the election at any time. JHVLICO imposes a charge after the tenth Policy year if the Owner elects to extend this Benefit.

  Additional Sum Insured. The Owner may apply for an amount of Additional Sum Insured under the Policy, pursuant to which an additional amount of death benefit will be paid upon the death of the insured under the Policy. Purchasers of a Policy should consider various factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  The Basic Sum Insured generally cannot be increased or decreased after issue, whereas the amount of Additional Sum Insured can be decreased, or, upon application and submission of evidence of insurability, increased subsequent to Policy issuance. JHVLICO may refuse to accept any request to reduce the Additional Sum Insured (a) that would cause the Policy's current Total Sum Insured to fall below $500,000 or (b) if immediately following the reduction, the Policy's current death benefit would reflect an increase necessary for the Policy to continue to qualify as life insurance (see "Death Benefits-- Definition of Life Insurance") or an increase pursuant to the Optional Extra Death Benefit feature. Any increase or decrease in Additional Sum Insured will become effective at the beginning of the first Policy month after JHVLICO receives in good order at its Servicing Office all information necessary to process the change, and, in the case of an increase in coverage, approves the change.

  Any decision by the Owner to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences. See "Tax Considerations--Policy Proceeds".

  Also, the Owner may elect among several forms of Additional Sum Insured coverage at the time the Owner applies for it: a level amount of coverage; an amount of coverage that increases on each Policy anniversary up to a prescribed limit; an amount of coverage that increases on each Policy anniversary to the amount of premiums paid during prior Policy years plus the Planned Premium for the current Policy year, subject to certain limits; or a combination of those forms of coverage.

  The amount of target premium under a Policy is not affected by the amount of the Additional Sum Insured. Accordingly, the amount of sales charge paid by the Owner and the amount of compensation paid to the selling insurance agent may be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured.

  The amount of any Additional Sum Insured is not included in any Guaranteed Minimum Death Benefit. Therefore, if the Policy's Account Value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured) the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the Guaranteed Minimum Death Benefit feature.

  The Additional Sum Insured at issue is limited to 400% of the Basic Sum Insured. Generally, an Owner will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. On the other hand, for Owners that wish to take advantage of the Guaranteed Minimum Death Benefit, the proportion of the Policy's Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of Policy issue.

  Temporary Coverage Prior to Policy Delivery. If a specified amount of premium is paid with the application for a Policy, temporary term coverage may be available prior to the time that coverage under the Policy takes effect. Temporary term coverage is subject to the terms and conditions described in the application for a Policy.

TRANSFERS AMONG SUBACCOUNTS

  The Owner may reallocate the amounts held for the Policy in the Subaccounts with no charge at any time, except as noted below. The Owner may either (1) use percentages (in whole numbers) to be transferred among Subaccounts or (2) designate the dollar amount of funds to be transferred among Subaccounts. The reallocation must be such that the total in the Subaccounts after reallocation equals 100% of Account Value. Transfers out of a variable Subaccount will be effective at the end of the Valuation Period in which JHVLICO receives at its Servicing Office notice satisfactory to JHVLICO.

  Transfers out of the Fixed Account to the variable Subaccounts are permitted only once each Policy year and only during the 31-day period beginning on the Policy anniversary. Transfers out of the Fixed Account may be requested from 60 days before to 30 days after the Policy anniversary. If received on or before the Policy anniversary, requests for transfer out of the Fixed Account will be processed on the Policy anniversary (or the next Valuation Date if the Policy anniversary does not occur on a Valuation Date); if received after the Policy anniversary, they will be processed at the end of the Valuation Period in which JHVLICO receives the request at its Servicing Office. (JHVLICO reserves the right to defer such Fixed Account transfers for up to six months.) If an Owner requests a transfer out of the Fixed Account 61 days or more prior to the Policy anniversary, that portion of the reallocation will not be processed and the Owner's confirmation statement will not reflect a transfer out of the Fixed Account as to such request. Transfers among variable Subaccounts and transfers into the Fixed Account may be requested at any time. A maximum of 20% of Fixed Account assets or, if greater, $500 may be transferred out of the Fixed Account in any Policy year. Currently, there is no minimum amount limit on transfers out of the Fixed Account, but JHVLICO reserves the right to impose such a limit in the future. If an Owner requests a change inconsistent with the transfer provisions, the portion of the request inconsistent with the transfer provisions will not be effective.

  No transfers among Subaccounts may be made while the Policy is in a grace period.

  Telephone Transfers and Policy Loans. Once a written authorization is completed by the Owner, the Owner may request a transfer or policy loan by telephoning 1-800-732-5543 or sending a written request via fax to 1-800-621-0448. Any fax request should include the Owner's name, daytime telephone number, Policy number and, in the case of transfers, the names of the Subaccounts from which and to which money will be transferred. The right to discontinue telephone transactions at any time without notice to Owners is specifically reserved. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

  An Owner who authorizes telephone transactions will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which JHVLICO reasonably believes to be genuine, unless such loss, expense or cost is the result of JHVLICO's mistake or negligence. JHVLICO employs procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner. If JHVLICO does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any loss due to unauthorized or fraudulent instructions.

LOAN PROVISIONS AND INDEBTEDNESS

  Loan Provisions. Loans may be made at any time a Loan Value is available, the insured is alive and the Policy is not in a grace period. The Owner may borrow money, assigning the Policy as the only security for the loan, by completion of a form satisfactory to JHVLICO or, if the telephone transaction authorization form has been completed by telephone. The Loan Value will be equal to (a) minus (b) minus (c) where: (a) is the Account Value, (b) is twelve times the sum of all monthly charges deducted from the Account Value for the Policy month in which the loan is obtained; and (c) is (a) above minus
(b) above multiplied by .75% in Policy years 1-20 and .25% thereafter. Interest charged on any loan will accrue and compound daily at an effective annual rate of 4.75% in the first 20 Policy years and 4.25% thereafter.

  The amount of any outstanding loan plus accrued interest is called the "Indebtedness". The amount of the loan available will be the Loan Value less any existing Indebtedness. A loan will not be permitted unless it is at least $1,000. A loan may be repaid in full or in part at any time before the insured's death and while the Policy is not in a grace period. When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account and the Fixed Account, as applicable. This amount is allocated to a portion of JHVLICO's general account called "Loan Assets". Each Subaccount will be reduced in the same proportion as the Account Value is then allocated among the Subaccounts. Upon each loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the then current Investment Rule. For example, if the entire loan outstanding is $3000 of which $1000 was borrowed from the Fixed Account, then upon a repayment of $1500, $500 would be allocated to the Fixed Account and the remaining $1000 would be allocated to the appropriate Subaccounts as stipulated in the then current Investment Rule. If an Owner wishes any payment to constitute a loan repayment (rather than a premium payment), the Owner must so specify.

  Effect of Loan and Indebtedness. While the Indebtedness is outstanding, that portion of the Account Value that is in Loan Assets is credited with interest at a rate that is .75% less than the loan interest rate for the first 20 Policy years and .25% less than the loan interest rate for all Policy years thereafter. The rate credited to Loan Assets will usually be different than the net return for the Subaccounts. Since the Loan Assets and the remaining portion of the Account Value will generally have different rates of investment return, the Account Value, the

Surrender Value, and any death benefit above the Total Sum Insured are all permanently affected by any Indebtedness, whether or not it is repaid in whole or in part. The amount of any Indebtedness is subtracted from the amount otherwise payable when the Policy proceeds become payable.

  Whenever the Indebtedness equals or exceeds the Account Value, the Policy terminates 31 days after notice has been mailed by JHVLICO to the Owner and any assignee of record at their last known address specifying the minimum amount which must be paid to keep the Policy inforce beyond that period, unless a repayment of at least the amount specified in the notice is made within that period.

  Tax Considerations. If the Policy is a modified endowment at the time a loan is made, that loan may have significant tax consequences. See "Tax Considerations".

DEFAULT

  Premium Grace Period, Default and Lapse. Unless the Guaranteed Minimum Death Benefit is in force, at the beginning of each Policy month JHVLICO determines whether the Account Value, net of any Indebtedness, is sufficient to pay all monthly charges then due under the Policy. If not, the Policy is in default and JHVLICO will notify the Owner of the amount estimated to be necessary to pay three months' deductions, and a grace period will be in effect until 61 days after the date the notice was mailed. If JHVLICO does not receive payment of at least this amount by the end of the grace period, the Policy will lapse, and any remaining amount owed to the Owner as of the date of lapse will be paid to the Owner.

  If the Guaranteed Minimum Death Benefit is in effect and the Policy provides for an Additional Sum Insured, the grace period and lapse procedures set forth in the preceding paragraph will apply only to the Additional Sum Insured. Lapse of the Additional Sum Insured can have significant tax consequences. See "Tax Considerations--Policy Proceeds". If the Guaranteed Minimum Death Benefit has been in effect and lapses at the end of a grace period (as described in "Premiums--Guaranteed Minimum Death Benefit Premiums"), the usual default, grace period and lapse procedures described in the preceding paragraph will be applied commencing with the first day of the first Policy month following the lapse of the Guaranteed Minimum Death Benefit.

  The insurance under the Policy continues in full force during any grace period but, if the insured dies during the grace period, the amount in default is deducted from the death benefit otherwise payable.

  Written notice will be furnished to the Owner at his or her last known address, at least 31 days prior to the end of any grace period, specifying the minimum amount which must be paid to continue the Policy in force on a premium paying basis after the end of the grace period.

  Reinstatement. A lapsed Policy (or a lapsed Additional Sum Insured, if the Basic Sum Insured remains in force or is reinstated) or the Guaranteed Minimum Death Benefit may be reinstated in accordance with the Policy's terms. Evidence of insurability satisfactory to JHVLICO will be required (except as to a request to restore the Guaranteed Minimum Death Benefit within 1 year after the beginning of its grace period) and payment of the required premium and charges. The request must be received at JHVLICO's Servicing Office within 1 year after the beginning of the grace period (or 5 years if the request relates only to the Guaranteed Minimum Death Benefit). JHVLICO reserves the right to refuse Guaranteed Minimum Death Benefit restorations after the first restoration. A reinstatement of the Basic Sum Insured or the Additional Sum Insured may be deemed as a material change for Federal income tax purposes. See "Premiums--7-Pay Premium Limit" and "Tax Considerations".

EXCHANGE PRIVILEGE

  The Owner may transfer the entire Account Value under the Policy to the Fixed Account at any time, creating a non-variable policy. The exchange will be effective at the end of the Valuation Period in which JHVLICO receives at its Servicing Office notice of the transfer satisfactory to JHVLICO.

                               ----------------

  The foregoing description of Policy provisions is qualified by reference to the specimen Policy which has been filed as an exhibit to the Registration Statement.

                             CHARGES AND EXPENSES

CHARGES DEDUCTED FROM PREMIUMS

  In addition to the sales charge (see "Sales Charge" below), the following charges are deducted from premiums:

  Premium Processing Charge. 1.25% of each premium payment will be deducted from each premium payment for collection and Policy processing costs.

  State Premium Tax Charge. A charge currently equal to 2.35% of each premium payment will be deducted from each premium payment. The 2.35% rate is the average rate currently expected to be paid on premiums received in all states over the lifetimes of the insureds covered by the Policies. JHVLICO will not increase this charge under outstanding Policies, but reserves the right to change this charge for Policies not yet issued in order to correspond with changes in the state premium tax levels.

  Federal DAC Tax Charge. A charge currently equal to 1.25% of each premium payment will be deducted from each premium payment to cover the estimated cost to JHVLICO of the Federal income tax treatment of the Policies' deferred acquisition costs--commonly referred to as the "DAC Tax".

  Charge for Optional Enhanced Cash Value Rider. A charge equal to 2% of the premium payment will be deducted from each premium payment received in the first Policy year up to the annual target premium. This charge is assessed in the first Policy year only.

SALES CHARGE

  A charge is made to compensate JHVLICO for the cost of selling the Policy. This cost includes agents' commissions, commission overrides, advertising, and the printing of Prospectuses and sales literature. The amount of the charge in any Policy year cannot be specifically related to sales expenses for that year. JHVLICO expects to recover its total sales expenses over the period the Policies are in effect. To the extent that sales charges are insufficient to cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the Policies, or from JHVLICO's general assets. See "Distribution of Policies".

  The sales charge in the first Policy year is equal to 30% of premiums paid up to one "target premium" and 3.5% of all premiums in excess of the target premium in that year. The target premium is established at issue and is the amount of the level premium that would be necessary to support a whole life insurance policy in the amount of the Basic Sum Insured at the maximum guaranteed cost of insurance rates, assuming deductions or charges for the other policy expenses at the maximum level guaranteed under the Policy and a net interest rate of 5%. Target premiums will vary based on the issue age, sex, smoking status and underwriting class of the insured.

  The sales charge for premiums paid up to one target premium in subsequent Policy years is 10% in years 2 through 10 and 4% thereafter. The sales charge for premiums paid in excess of the target premium is 3.5% in all Policy years. These sales charges are guaranteed.

  An Owner may structure the timing and amount of premium payments to minimize the sales charges deducted from premium payments, although doing so involves certain risks. Paying less than one target premium in the first Policy year or paying more than one target premium in any Policy year could reduce the Owner's total sales charges over time. For example, an Owner, paying ten target premiums of $10,000 each, would pay total sales charges of $12,000 if he paid $10,000 in each of the first ten Policy years, but would pay total sales charges of only $8,750 if he paid $20,000 (i.e., two times the target premium amount) in every other Policy year up to the ninth Policy year. However, delaying the payment of target premiums to later Policy years could increase the risk that the Guaranteed Minimum Death Benefit will lapse and that the Account Value will be insufficient to pay monthly Policy charges as they come due. As a result, the Policy or any Additional Sum Insured may lapse. See "Default". Conversely, accelerating the payment of target premiums to earlier Policy years could cause aggregate premiums paid to exceed the Policy's 7-pay premium limit and, as a result, cause the Policy to become a modified endowment, with adverse tax consequences to the Owner upon receipt of Policy distributions. See "Premiums--7-Pay Premium Limit".

REDUCED CHARGES FOR ELIGIBLE GROUPS

  The sales charge and issue charge (described below) otherwise applicable may be reduced with respect to Policies issued to a class of associated individuals or to a trustee, employer or similar entity where JHVLICO anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses. The charge for mortality and expense risks (described below) otherwise applicable may be reduced with respect to Policies issued to a trustee, employer or similar entity where JHVLICO anticipates that, because of the nature of the group on whose behalf the Policies are purchased, there will be a lower than normal risk of the mortality and expense charge not being sufficient to cover actual mortality and expense costs. These reductions will be made in accordance with JHVLICO's rules in effect at the time of the application for a Policy. The factors considered by JHVLICO in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated persistency of the Policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums to be paid by or for the class of associated individuals; and any other such circumstances which justify a reduction in sales or administrative charges or mortality and expense risk charges. Any reduction will be reasonable and will apply uniformly to all prospective Policy purchasers in the class and will not be unfairly discriminatory to the interests of any Policy Owner.

CHARGES DEDUCTED FROM ACCOUNT VALUE OR ASSETS

  The following charges are deducted from Account Value or assets:

  Issue Charge. Each month for the first 10 Policy years, JHVLICO will deduct from Account Value an issue charge as set forth in the Policy per $1,000 of Basic Sum Insured at issue. The charge varies by age at issue. For example, this additional monthly amount for a 45 year old is 10c per $1,000 of Basic Sum Insured at issue. This charge is guaranteed not to exceed $200 per month and will be at least $5 per month.

  The issue charge is to compensate JHVLICO for expenses incurred in connection with the issuance of the Policy, other than sales expenses. Such expenses include medical examinations, insurance underwriting costs and costs incurred in processing applications and establishing permanent Policy records.

  Administrative Charge. JHVLICO will deduct from Account Value a monthly charge not to exceed $10 for all Policy years. The current monthly charge is $5.

  This charge is to compensate JHVLICO for administrative expenses, including recordkeeping, processing death claims and surrenders, making Policy changes, reporting and other communications to Owners and other similar expense and overhead costs.

  Insurance Charge. The insurance charge deducted monthly from Account Value is based on the attained age of the insured and the amount at risk. The amount at risk is the difference between the current death benefit and the Account Value (after reflecting all charges against Account Value). The amount at risk would also be affected if the Owner purchases the Enhanced Cash Value Rider. See "Optional Enhanced Cash Value Rider" in the Section entitled "Account Value and Surrender Value". The amount of the insurance charge is determined by multiplying JHVLICO's then current monthly rate for insurance by the amount at risk.

  Current monthly rates for insurance are based on the sex, age, smoking status and underwriting class of the insureds and the length of time the Policy has been in effect. JHVLICO will review these rates at least every 5 years, and may change these rates from time to time based on JHVLICO's expectations of future experience. However, these rates will never be more than the guaranteed maximum rates based on the 1980 Commissioners' Standard Ordinary Mortality Tables, as set forth in the Policy.

  Lower current insurance rates are offered at most ages for insureds who qualify for the standard underwriting class and whose applications are fully underwritten, i.e. subject to evidence of insurability on the part of the insured, a process which may involve a medical examination. On the other hand, higher current insurance rates are generally applicable if the Policies are issued on a guaranteed issue basis, where evidence of insurability is not required.

  Policies issued to trustees, employers and similar entities are often issued on a guaranteed issue basis. Because only limited underwriting information is obtained in this alternative underwriting procedure, Policies in this class may present additional mortality expense to JHVLICO relative to Policies which are fully underwritten. This additional insurance risk is generally reflected in higher insurance rates, nevertheless guaranteed not to exceed the 1980 Commissioners' Standard Ordinary Mortality Tables.

  Guaranteed Minimum Death Benefit Charge. There is no charge for any Guaranteed Minimum Death Benefit during the first 10 Policy years. If the Guaranteed Minimum Death Benefit option is elected for a period beyond the first 10 Policy years, JHVLICO deducts a charge from Account Value beginning in the eleventh Policy year. The maximum monthly charge is 3c per $1000 of the Basic Sum Insured at issue and the current monthly charge is 1c per $1,000 of the Basic Sum Insured at issue. If the Guaranteed Minimum Death Benefit lapses due to failure to pay sufficient premiums, the charge will be discontinued. Because the Policies were first offered only in 1997, no Guaranteed Minimum Death Benefit charge is yet applicable to any Policy at the current rate.

  Charge for Mortality and Expense Risks. A daily charge is deducted from the variable Subaccounts for mortality and expense risks assumed by JHVLICO at a maximum effective annual rate of .60% of the value of the assets of each variable Subaccount attributable to the Policy. The current charge is at an effective annual rate of .35%. This charge begins when amounts under a Policy are first allocated to the Account. The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefit than expected will be payable in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated. JHVLICO will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

  Charges for Extra Mortality Risks. An insured who does not qualify for the standard underwriting class must pay an additional charge because of the extra mortality risk. The level of the charge depends upon the age of the insured and the degree of extra mortality risk. This additional charge is deducted monthly from Account Value.

  Charges for Other Optional Rider Benefits. An additional charge must be paid if the Owner elects to purchase any optional insurance benefit by Policy rider (other than the Enhanced Cash Value Rider). Any such additional charge is deducted monthly from Account Value.

  Charges for Taxes. Currently no charge is made against Account Value for JHVLICO's Federal income taxes, but if JHVLICO incurs, or expects to incur, income taxes attributable to the Account or this class of Policies in future years, it reserves the right to make a charge, and any charge would affect what the Subaccounts earn. Charges for other taxes, if any, attributable to the Subaccounts may also be made.

  Charge for Partial Withdrawal. JHVLICO will deduct a charge in the amount of $20 on a partial withdrawal of Surrender Value, as described under "Account Value and Surrender Value". The charge will be deducted from Account Value. The charge is to compensate JHVLICO for the administrative expenses of effecting the withdrawal.

  Fund Investment Management Fee and Other Fund Expenses. The Account purchases shares of the Funds at net asset value, a value which reflects the deduction from the assets of each Fund of its investment management fees and certain non-advisory Fund operating expenses, which are described in the Summary of this Prospectus. For a full description of these deductions, see the attached Prospectuses for the Funds.

  The monthly deductions from Account Value described above are deducted on the date of issue and on the first day of each Policy month thereafter. These deductions are made from the Subaccounts in proportion to the amount of Account Value in each. For each month that JHVLICO is unable to deduct any charge because there is insufficient Account Value, the uncollected charges will accumulate and be deducted when and if sufficient Account Value is available.

GUARANTEE OF CERTAIN CHARGES

  The premium processing charge, state premium tax charge, the Federal DAC Tax charge, the issue charge and the charge for partial withdrawals are guaranteed not to increase over the life of the Policy. The administrative charge, the Guaranteed Minimum Death Benefit charge, the sales charge, the mortality and expense risk charge, and the insurance charge are guaranteed not to exceed the maximums set forth in the Policy.

                           DISTRIBUTION OF POLICIES

  Applications are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's Policies and who are also registered representatives ("representatives") of John Hancock Distributors, Inc. ("Distributors"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, or other broker-dealer firms, as discussed below. John Hancock performs insurance underwriting and determines whether to accept or reject the application for a Policy and each insured's risk classification. Pursuant to a sales agreement among John Hancock, Distributors, JHVLICO, and the Account, effective May 1, 1997, Distributors will act as the principal underwriter of the Policies. (Until May 1, 1997, John Hancock Mutual Life Insurance Company, a registered broker-dealer and member of the National Association of Securities Dealers, Inc., acts as principal underwriter.) The sales agreement will remain in effect until terminated upon sixty days' written notice by any party. JHVLICO will make the appropriate refund if a Policy ultimately is not issued or is returned under the short-term cancellation provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

  Distributors' representatives are compensated for sales of the Policies on a commission and service fee basis by Distributors, and JHVLICO reimburses Distributors for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the Policies.

  The maximum commission payable to a Distributors representative for selling a Policy is 65% of the target premium paid in the first Policy year, 10% of the target premium paid in Policy years 2 through 10, and 3% of the target premium paid in each year thereafter. The maximum commission payable on any premium paid in any Policy year in excess of the target premium is 3%.

  In addition, Distributors' representatives may earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

  Representatives with less than four years of service with Distributors and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

  Distributors is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc., and is a member of the Securities Investor Protection Corporation. The Policies are also sold through other registered broker-dealers that have entered into selling agreements with Distributors and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Distributors' representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Distributors will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse Distributors for such amounts and for certain other direct expenses in connection with marketing the Policies through other broker-dealers.

  Distributors serves as principal underwriter for other separate accounts registered under the 1940 Act: John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts U and V. Distributors is also the principal underwriter for John Hancock Variable Series Trust I.

                              TAX CONSIDERATIONS

  The below description of Federal income tax consequences is only a brief summary and is not intended as tax advice. For further information consult a qualified tax advisor. Federal, state and local tax laws can change from time to time and, as a result, the tax consequences to the Owner and beneficiary may be altered.

POLICY PROCEEDS

  Although the Policy contains provisions not found in fixed benefit life insurance policies, JHVLICO believes the Policy will receive the same Federal income and estate tax treatment. Section 7702 of the Internal Revenue Code ("Code") defines life insurance for Federal tax purposes. See "Death Benefits--Definition of Life Insurance". If certain standards are met at issue and over the life of the Policy, the Policy will come within that definition. JHVLICO will monitor compliance with these standards. Furthermore, JHVLICO reserves the right to make any changes in the Policy necessary to ensure the Policy is within the definition of life insurance.

  If the Policy complies with the definition of life insurance, JHVLICO believes the death benefit under the Policy will be excludable from the beneficiary's gross income under Section 101 of the Code. In addition, increases in Account Value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are actually received through withdrawal, surrender or other distributions.

  A surrender, lapse or partial withdrawal may have tax consequences. For example, the Owner will be taxed on a surrender to the extent that the Account Value exceeds the premiums paid under the Policy, ignoring premiums paid for riders. But under certain circumstances within the first 15 Policy years, the Owner may be taxed on a withdrawal of Policy values even if total withdrawals do not exceed total premiums paid.

  JHVLICO also believes that, except as noted below, loans received under the Policy will be treated as indebtedness of an Owner and that no part of any loan will constitute income to the Owner. However, the amount of any loan outstanding will be taxed to the Owner if a Policy lapses.

  Distributions under Policies on which premiums greater than the "7-pay" limit (see "Premiums--7-Pay Premium Limit") have been paid will be treated as distributions from a "modified endowment," which are subject to special taxation based on Federal tax law. The Owner of such a Policy will be taxed on distributions such as loans, surrenders and partial withdrawals to the extent of any income (gain) to the Owner (income-first basis). The distributions affected will be those made on or after, and within the two year period prior to, the time the Policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on affected income distributed before the Owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a Policy (such as an increase in Additional Sum Insured, the addition of certain other Policy benefits after issue, or reinstatement of a lapsed Policy), the Policy will be subject to a new "7-pay" test, with the possibility of a tax on distributions if it were subsequently to become a modified endowment. Moreover, if benefits under a Policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits, or Policy termination) during the 7 years in which the 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the Policy will become a modified endowment.

  All modified endowments issued by the same insurer (or affiliates) to the Owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. Your tax advisor should be consulted if you have questions regarding the possible impact of the 7-pay limit on your Policy.

  Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.

CHARGE FOR JHVLICO'S TAXES

  Except for the DAC Tax charge, JHVLICO currently makes no charge for Federal income taxes that may be attributable to this class of Policies. If JHVLICO incurs, or expects to incur, income taxes attributable to this class of Policies or any Subaccount in the future, it reserves the right to make a charge for those taxes.

  Under current laws, JHVLICO may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes may be made.

CORPORATE AND H.R. 10 PLANS

  The Policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized.

             BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO

  The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:

   Directors--Officers               Principal Occupations
   -------------------               ---------------------
   David F. D'Alessandro  Chairman of the Board and Chief Executive
                          Officer of JHVLICO; Senior Executive Vice
                          President and Director, John Hancock Mutual
                          Life Insurance Company.
   Henry D. Shaw          Vice Chairman of the Board and President of
                          JHVLICO; Senior Vice President, John
                          Hancock Mutual Life Insurance Company.
   Thomas J. Lee          Director of JHVLICO; Vice President, John
                          Hancock Mutual Life Insurance Company.
   Michele G. Van Leer    Director of JHVLICO; Vice President, John
                          Hancock Mutual Life Insurance Company.
   Ronald J. Bocage       Director, Vice President and Counsel,
                          JHVLICO; Vice President and Counsel, John
                          Hancock Mutual Life Insurance Company.
   Joseph A. Tomlinson    Director and Vice President, JHVLICO; Vice
                          President, John Hancock Mutual Life
                          Insurance Company.
   Robert R. Reitano      Director of JHVLICO; Vice President, John
                          Hancock Mutual Life Insurance Company.
   Robert S. Paster       Director, JHVLICO; Second Vice President,
                          John Hancock Mutual Life Insurance Company.
   Barbara L. Luddy       Director and Acutary of JHVLICO; Second
                          Vice President, John Hancock Mutual Life
                          Insurance Company.
   Daniel L. Ouellette    Vice President, Marketing, JHVLICO; Vice
                          President, John Hancock Mutual Life
                          Insurance Company.
   Patrick F. Smith       Controller of JHVLICO; Assistant
                          Controller, John Hancock Mutual Life
                          Insurance Company.

  The business address of all Directors and officers of JHVLICO is John Hancock Place, Boston, Massachusetts 02117.

                                    REPORTS

  At least once each Policy year a statement will be sent to the Owner setting forth the amount of the death benefit, Basic Sum Insured, Additional Sum Insured, Account Value, the portion of the Account Value in each Subaccount, Surrender Value, premiums received and charges deducted from premiums since the last report, and any outstanding Policy loan (and interest charged for the preceding Policy year) as of the last day of such year.

Moreover, confirmations will be furnished to Owners of premium payments, transfers among Subaccounts, Policy loans, partial withdrawals and certain other Policy transactions.

  Owners will be sent semiannually a report containing the financial statements of the Funds, including a list of securities held in each Portfolio.

                               VOTING PRIVILEGES

  All of the assets in the variable Subaccounts of the Account are invested in shares of the corresponding Portfolios of the Funds. JHVLICO will vote the shares of each of the Portfolios of the Funds which are deemed attributable to qualifying variable life insurance policies and variable annuity contracts at regular and special meetings of the Funds' shareholders in accordance with instructions received from owners of such policies or contracts. Shares of the Funds held in the Account which are not attributable to such policies or contracts and shares for which instructions from owners are not received will be represented by JHVLICO at the meeting and will be voted for and against each matter in the same proportions as the votes based upon the instructions received from the owners of all such policies and contracts.

  The number of Fund shares held in each variable Subaccount deemed attributable to each owner is determined by dividing the amount of a Policy's Account Value held in the variable Subaccount by the net asset value of one share in the corresponding Fund Portfolio in which the assets of that variable Subaccount are invested. Fractional votes will be counted. The number of shares as to which the owner may give instructions will be determined as of the record date for the Funds' meetings.

  Owners of Policies may give instructions regarding the election of the Board of Trustees of each Fund, ratification of the selection of independent auditors, approval of Fund investment advisory agreements and other matters requiring a vote under the 1940 Act. Owners will be furnished information and forms by JHVLICO in order that voting instructions may be given.

  JHVLICO may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to change the investment objectives of the Portfolios or to approve or disapprove an investment advisory or underwriting contract for the Funds. JHVLICO also may disregard voting instructions in favor of changes initiated by an owner or a Fund's Board of Trustees in the investment policy, investment adviser or principal underwriter of the Fund, if JHVLICO (i) reasonably disapproves of such changes and (ii) in the case of a change of investment policy or investment adviser, makes a good-faith determination that the proposed change is contrary to state law or prohibited by state regulatory authorities or that the change would be inconsistent with a variable Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of JHVLICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the variable Subaccount. In the event JHVLICO does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semi-annual report to owners.

                         CHANGES THAT JHVLICO CAN MAKE

  The voting privileges described in this Prospectus are afforded based on JHVLICO's understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, JHVLICO reserves the right to proceed in accordance with any such revised requirements. JHVLICO also reserves the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which the Policies belong from the Account to another separate account or variable Subaccount by withdrawing the same percentage of each investment in the Account with appropriate adjustments to avoid odd lots and fractions, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, an affiliate or John Hancock, (3) to deregister the Account under the 1940 Act, (4) to substitute for the Portfolio shares held by a Subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. JHVLICO would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

                               STATE REGULATION

  JHVLICO is subject to regulation and supervision by the Massachusetts Commissioner of Insurance who periodically examines its affairs. It also is subject to the applicable insurance laws and regulations of all jurisdictions in which it is authorized to do business.

  JHVLICO is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for purposes of determining solvency and compliance with local insurance laws and regulations.

                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this Prospectus have been passed on by Ronald J. Bocage, Vice President and Counsel for JHVLICO. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised JHVLICO on certain Federal securities law matters in connection with the Policies.

                            REGISTRATION STATEMENT

  This Prospectus omits certain information contained in the Registration Statement which has been filed with the Commission. More details may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of the Account and JHVLICO included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing.

  Actuarial matters included in this Prospectus have been examined by Deborah
A. Poppel, F.S.A., an Actuary of JHVLICO.

                             FINANCIAL STATEMENTS


  The financial statements of JHVLICO included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of JHVLICO to meet its obligations under the Policies.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 1996

                    Large Cap  Sovereign  International Small Cap  International  Mid Cap   Large Cap     Money     Mid Cap
                     Growth       Bond      Equities      Growth     Balanced      Growth     Value      Market      Value
                   Subaccount  Subaccount  Subaccount   Subaccount  Subaccount   Subaccount Subaccount Subaccount  Subaccount
                   ----------- ---------- ------------- ---------- ------------- ---------- ---------- ----------- ----------
Assets
Investments in
 shares of
 portfolios of
 John Hancock
 Variable Series
 Trust I, at
 value...........  $16,915,393 $5,185,747  $5,731,199    $497,525    $152,295     $838,323   $762,356  $10,038,857  $336,316
Investments in
 shares of
 portfolios of M
 Fund Inc., at
 value...........           --         --          --          --          --           --         --           --        --
Receivable from:
 John Hancock
  Variable Series
  Trust I........       20,003     26,025      11,820           8           2       31,811         10      336,601         6
 M Fund Inc. -...           --         --          --          --          --           --         --           --        --
                   ----------- ----------  ----------    --------    --------     --------   --------  -----------  --------
Total assets.....   16,935,396  5,211,772   5,743,019     497,533     152,297      870,134    762,366   10,375,458   336,322
Liabilities
Payable to John
 Hancock Variable
 Series Trust I..       19,803     25,968      11,736          --          --       31,800         --      336,451        --
Asset charges
 payable.........          200         57          84           8           2           11         10          150         6
                   ----------- ----------  ----------    --------    --------     --------   --------  -----------  --------
Total
 liabilities.....       20,003     26,025      11,820           8           2       31,811         10      336,601         6
                   ----------- ----------  ----------    --------    --------     --------   --------  -----------  --------
Net assets.......  $16,915,393 $5,185,747  $5,731,199    $497,525    $152,295     $838,323   $762,356  $10,038,857  $336,316
                   =========== ==========  ==========    ========    ========     ========   ========  ===========  ========
                      Special    Real Estate
                   Opportunities   Equity
                    Subaccount   Subaccount
                   ------------- -----------
Assets
Investments in
 shares of
 portfolios of
 John Hancock
 Variable Series
 Trust I, at
 value...........   $6,187,188   $1,279,523
Investments in
 shares of
 portfolios of M
 Fund Inc., at
 value...........           --           --
Receivable from:
 John Hancock
  Variable Series
  Trust I........       10,295        4,560
 M Fund Inc. -...           --           --
                   ------------- -----------
Total assets.....    6,197,483    1,284,083
Liabilities
Payable to John
 Hancock Variable
 Series Trust I..       10,196        4,540
Asset charges
 payable.........           99           20
                   ------------- -----------
Total
 liabilities.....       10,295        4,560
                   ------------- -----------
Net assets.......   $6,187,188   $1,279,523
                   ============= ===========

------
See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

DECEMBER 31, 1996

                                           Short-Term                                                    Turner     Edinburgh
                    Growth &                  U.S.    Small Cap  International              Strategic     Core    International
                     Income      Managed   Government   Value    Opportunities Equity Index    Bond      Growth      Equity
                   Subaccount  Subaccount  Subaccount Subaccount  Subaccount    Subaccount  Subaccount Subaccount  Subaccount
                   ----------- ----------- ---------- ---------- ------------- ------------ ---------- ---------- -------------
Assets
Investments in
 shares of
 portfolios of
 John Hancock
 Variable Series
 Trust I, at
 value...........  $25,663,282 $11,517,261 $3,395,242  $341,007    $909,113      $974,307    $258,628   $     --    $     --
Investments in
 shares of
 portfolios of M
 Fund Inc., at
 value...........           --          --         --        --          --            --          --    654,753     929,143
Receivable from:
 John Hancock
  Variable Series
  Trust I........      195,552       4,549     25,689         5      32,559        21,534      19,681         --          --
 M Fund Inc. ....           --          --         --        --          --            --          --          9      11,706
                   ----------- ----------- ----------  --------    --------      --------    --------   --------    --------
Total assets.....   25,858,834  11,521,810  3,420,931   341,012     941,672       995,841     278,309    654,762     940,849
Liabilities
Payable to John
 Hancock Variable
 Series Trust I..      195,180       4,408     25,661        --      32,547        21,519      19,677         --      11,692
Asset charges
 payable.........          372         141         28         5          12            15           4          9          14
                   ----------- ----------- ----------  --------    --------      --------    --------   --------    --------
Total
 liabilities.....      195,552       4,549     25,689         5      32,559        21,534      19,681          9      11,706
                   ----------- ----------- ----------  --------    --------      --------    --------   --------    --------
Net assets.......  $25,663,282 $11,517,261 $3,395,242  $341,007    $909,113      $974,307    $258,628   $654,753    $929,143
                   =========== =========== ==========  ========    ========      ========    ========   ========    ========
                     Frontier
                     Capital
                   Appreciation
                    Subaccount
                   ------------
Assets
Investments in
 shares of
 portfolios of
 John Hancock
 Variable Series
 Trust I, at
 value...........    $     --
Investments in
 shares of
 portfolios of M
 Fund Inc., at
 value...........     968,078
Receivable from:
 John Hancock
  Variable Series
  Trust I........          --
 M Fund Inc. ....      23,405
                   ------------
Total assets.....     991,483
Liabilities
Payable to John
 Hancock Variable
 Series Trust I..      23,391
Asset charges
 payable.........          14
                   ------------
Total
 liabilities.....      23,405
                   ------------
Net assets.......    $968,078
                   ============

------
See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

STATEMENTS OF OPERATIONS

                                                                                                                        Small Cap
                                                                                                                          Growth
                    Large Cap Growth Subaccount      Sovereign Bond Subaccount     International Equities Subaccount    Subaccount
                   ------------------------------  -----------------------------  ------------------------------------  ----------
                      1996        1995     1994      1996       1995      1994       1996        1995         1994        1996*
                   -----------  -------- --------  ---------  --------- --------  ----------- -----------  -----------  ----------
Investment
 income:
 Distribution
  received from:
 John Hancock
  Variable Series
  Trust..........  $ 2,452,382  $509,637 $ 39,711  $ 242,881  $  66,972 $  7,083  $    52,188 $    19,501  $    11,324   $    512
 M Fund, Inc.....           --        --       --         --         --       --           --          --           --         --
                   -----------  -------- --------  ---------  --------- --------  ----------- -----------  -----------   --------
Total investment
 income..........    2,452,382   509,637   39,711    242,881     66,972    7,083       52,188      19,501       11,324        512
Expenses:
 Mortality and
  expense risks..       49,880    17,330    2,688     14,129      4,148      509       23,132      10,434        2,129      1,547
                   -----------  -------- --------  ---------  --------- --------  ----------- -----------  -----------   --------
Net investment
 income (loss)...    2,402,502   492,307   37,023    228,752     62,824    6,574       29,056       9,067        9,195     (1,035)
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized
  gains (losses).      444,487   126,908  (37,955)     5,746     21,718   (2,259)     165,730     (25,931)       5,934    (40,018)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........   (1,104,574)  180,251  (24,086)   (69,973)    34,574   (3,839)     137,729     153,715      (46,936)    (2,665)
                   -----------  -------- --------  ---------  --------- --------  ----------- -----------  -----------   --------
Net realized and
 unrealized gain
 (loss) on
 investments.....     (660,087)  307,159  (62,041)   (64,227)    56,292   (6,098)     303,459     127,784      (41,002)   (42,683)
                   -----------  -------- --------  ---------  --------- --------  ----------- -----------  -----------   --------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......  $ 1,742,415  $799,466 $(25,018) $ 164,525  $ 119,116 $    476     $332,515 $   136,851  $   (31,807)  $(43,718)
                   ===========  ======== ========  =========  ========= ========  =========== ===========  ===========   ========
                   International  Mid Cap   Large Cap
                     Balanced      Growth     Value
                    Subaccount   Subaccount Subaccount
                   ------------- ---------- ----------
                       1996*       1996*      1996*
                   ------------- ---------- ----------
Investment
 income:
 Distribution
  received from:
 John Hancock
  Variable Series
  Trust..........     $2,947       $1,177    $13,644
 M Fund, Inc.....         --           --         --
                   ------------- ---------- ----------
Total investment
 income..........      2,947        1,177     13,644
Expenses:
 Mortality and
  expense risks..        356          719        964
                   ------------- ---------- ----------
Net investment
 income (loss)...      2,591          458     12,680
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized
  gains (losses).         56         (391)     1,327
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........      5,307        6,440     23,553
                   ------------- ---------- ----------
Net realized and
 unrealized gain
 (loss) on
 investments.....      5,363        6,049     24,880
                   ------------- ---------- ----------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......     $7,954       $6,507    $37,560
                   ============= ========== ==========

*From May 1, 1996 (commencement of operations).

See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                              Mid Cap           Special
                                               Value         Opportunities
                    Money Market Subaccount  Subaccount        Subaccount         Real Estate Equity Subaccount
                   ------------------------- ---------- ------------------------  ------------------------------
                     1996     1995    1994     1996*      1996     1995   1994**     1996      1995      1994
                   -------- -------- ------- ---------- -------- -------- ------  ---------- --------- ---------
Investment
 income:
 Distributions
  received from:
 John Hancock
  Variable Series
  Trust..........  $287,321 $119,746 $39,245  $ 6,878   $238,163 $ 40,159 $1,493  $   50,204 $  32,578 $  10,909
 M Fund, Inc.....       --       --      --       --         --       --     --          --        --        --
                   -------- -------- -------  -------   -------- -------- ------  ---------- --------- ---------
Total investment
 income..........   287,321  119,746  39,245    6,878    238,163   40,159  1,493      50,204    32,578    10,909
Expenses:
 Mortality and
  expense risks..    30,722   12,117   5,184      377     21,146    4,949    607       4,547     2,766       689
                   -------- -------- -------  -------   -------- -------- ------  ---------- --------- ---------
Net investment
 income..........   256,599  107,629  34,061    6,501    217,017   35,210    886      45,657    29,812    10,220
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized
  gains (losses).       --       --      --       845    317,400   28,812   (117)     19,122       613   (10,840)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........       --       --      --    13,910    344,786  185,349  3,155     191,067    25,077     9,936
                   -------- -------- -------  -------   -------- -------- ------  ---------- --------- ---------
Net realized and
 unrealized gain
 (loss) on
 investments.....       --       --      --    14,755    662,186  214,161  3,038     210,189    25,690      (904)
                   -------- -------- -------  -------   -------- -------- ------  ---------- --------- ---------
Net increase
 (decrease) in
 net assets
 resulting from
 operations        $256,599 $107,629 $34,061  $21,256   $879,203 $249,371 $3,924  $  255,846 $  55,502 $   9,316
                   ======== ======== =======  =======   ======== ======== ======  ========== ========= =========
                    Growth & Income Subaccount
                   -------------------------------
                      1996        1995     1994
                   ----------- ---------- --------
Investment
 income:
 Distributions
  received from:
 John Hancock
  Variable Series
  Trust..........  $3,056,625  $  669,643 $70,819
 M Fund, Inc.....         --          --      --
                   ----------- ---------- --------
Total investment
 income..........   3,056,625     669,643  70,819
Expenses:
 Mortality and
  expense risks..      89,391      23,428   3,073
                   ----------- ---------- --------
Net investment
 income..........   2,967,234     646,215  67,746
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized
  gains (losses).     512,402     170,322  (1,272)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........    (496,647)    322,628 (67,362)
                   ----------- ---------- --------
Net realized and
 unrealized gain
 (loss) on
 investments.....      15,755     492,950 (68,634)
                   ----------- ---------- --------
Net increase
 (decrease) in
 net assets
 resulting from
 operations        $2,982,989  $1,139,165 $  (888)
                   =========== ========== ========

 * From May 1, 1996 (commencement of operations).
** From May 6, 1994 (commencement of operations).

See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                                                            Small Cap  International   Equity    Strategic
                                                      Short-Term U.S.         Value    Opportunities    Index       Bond
                        Managed Subaccount         Government Subaccount    Subaccount  Subaccount   Subaccount  Subaccount
                   -----------------------------  ------------------------  ---------- ------------- ----------- ----------
                      1996       1995     1994      1996     1995   1994**    1996*        1996*        1996*      1996*
                   ----------  -------- --------  --------  ------- ------  ---------- ------------- ----------- ----------
Investment
 income:
 Distributions
  received from:
 John Hancock
  Variable Series
  Trust..........  $1,281,149  $316,774 $ 12,985  $181,937  $64,502 $ 331    $ 8,296      $ 2,965      $23,300     $7,425
 M Fund, Inc.....          --        --       --        --       --    --         --           --           --         --
                   ----------  -------- --------  --------  ------- -----    -------      -------      -------     ------
Total investment
 income..........   1,281,149   316,774   12,985   181,937   64,502   331      8,296        2,965       23,300      7,425
Expenses:
 Mortality and
  expense risks..      35,103    10,978    1,318     9,277    2,917    25        523        1,439        1,962        349
                   ----------  -------- --------  --------  ------- -----    -------      -------      -------     ------
Net investment
 income (loss)...   1,246,046   305,796   11,667   172,660   61,585   306      7,773        1,526       21,338      7,076
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized
  gains (losses).     124,493   179,131   (4,727)  (52,888)   8,251    (1)        58          242       17,398         22
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........    (507,517)   51,622   (8,296)   (7,734)  22,112  (325)    14,046       36,666       55,782       (591)
                   ----------  -------- --------  --------  ------- -----    -------      -------      -------     ------
Net realized and
 unrealized gain
 (loss) on
 investments.....    (383,024)  230,753  (13,023)  (60,622)  30,363  (326)    14,104       36,908       73,180       (569)
                   ----------  -------- --------  --------  ------- -----    -------      -------      -------     ------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......  $  863,022  $536,549 $ (1,356) $112,038  $91,948 $ (20)   $21,877      $38,434      $94,518     $6,507
                   ==========  ======== ========  ========  ======= =====    =======      =======      =======     ======
                                 Edinburgh     Frontier
                   Turner Core International   Capital
                     Growth       Equity     Appreciation
                   Subaccount   Subaccount   Subaccount
                   ----------- ------------- ------------
                      1996*        1996*        1996*
                   ----------- ------------- ------------
Investment
 income:
 Distributions
  received from:
 John Hancock
  Variable Series
  Trust..........    $    --     $     --      $     --
 M Fund, Inc.....     21,778        5,263            --
                   ----------- ------------- ------------
Total investment
 income..........     21,778        5,263            --
Expenses:
 Mortality and
  expense risks..      2,140        2,280         1,679
                   ----------- ------------- ------------
Net investment
 income (loss)...     19,638        2,983        (1,679)
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized
  gains (losses).     (9,767)      (2,433)      (21,044)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........     16,054      (12,286)        5,101
                   ----------- ------------- ------------
Net realized and
 unrealized gain
 (loss) on
 investments.....      6,287      (14,719)      (15,943)
                   ----------- ------------- ------------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......    $25,925     $(11,736)     $(17,622)
                   =========== ============= ============

 * From May 1, 1996 (commencement of operations).
** From May 1, 1994 (commencement of operations).

See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

STATEMENTS OF CHANGES IN NET ASSETS

                       Large Cap Growth Subaccount           Sovereign Bond Subaccount      International Equities Subaccount
                   -------------------------------------  --------------------------------  ------------------------------------
                      1996         1995         1994         1996        1995       1994       1996         1995         1994
                   -----------  -----------  -----------  ----------  ----------  --------  -----------  -----------  ----------
Increase
 (decrease) in
 net assets from
 operations:
 Net investment
  income (loss)..  $ 2,402,502  $   492,307  $    37,023  $  228,752  $   62,824  $  6,574  $    29,056  $     9,067  $    9,195
 Net realized
  gains (losses).      444,487      126,908      (37,955)      5,746      21,718    (2,259)     165,730      (25,931)      5,934
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........   (1,104,574)     180,251      (24,086)    (69,973)     34,574   (3,839)      137,729      153,715     (46,936)
                   -----------  -----------  -----------  ----------  ----------  --------  -----------  -----------  ----------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......    1,742,415      799,466      (25,018)    164,525     119,116       476      332,515      136,851     (31,807)
From policyholder
 transactions:
 Net premiums
  from
  policyholders .   13,036,922    8,115,186    2,165,201   4,312,776   1,370,188   279,171    4,750,218    2,620,265   1,223,410
 Net benefits to
  policyholders..   (4,928,834)  (2,752,131)  (1,250,017)   (679,839)   (318,068)  (62,598)  (1,906,352)  (1,194,625)   (199,276)
                   -----------  -----------  -----------  ----------  ----------  --------  -----------  -----------  ----------
Net increase in
 net assets from
 policyholder
 transactions....    8,108,088    5,363,055      915,184   3,632,937   1,052,120   216,573    2,843,866    1,425,640   1,024,134
                   -----------  -----------  -----------  ----------  ----------  --------  -----------  -----------  ----------
Net increase in
 net assets......    9,850,503    6,162,521      890,166   3,797,462   1,171,236   217,049    3,176,381    1,562,491     992,327
Net assets at
 beginning of
 period..........    7,064,890      902,369       12,203   1,388,285     217,049       --     2,554,818      992,327         --
                   -----------  -----------  -----------  ----------  ----------  --------  -----------  -----------  ----------
Net assets at end
 of period.......  $16,915,393  $ 7,064,890  $   902,369  $5,185,747  $1,388,285  $217,049  $ 5,731,199  $ 2,554,818  $  992,327
                   ===========  ===========  ===========  ==========  ==========  ========  ===========  ===========  ==========
                   Small Cap   International  Mid Cap   Large Cap
                     Growth      Balanced      Growth     Value
                   Subaccount   Subaccount   Subaccount Subaccount
                   ----------- ------------- ---------- ----------
                     1996*         1996*       1996*      1996*
                   ----------- ------------- ---------- ----------
Increase
 (decrease) in
 net assets from
 operations:
 Net investment
  income (loss)..  $   (1,035)   $  2,591     $    458   $ 12,680
 Net realized
  gains (losses).     (40,018)         56         (391)     1,327
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........      (2,665)      5,307        6,440     23,553
                   ----------- ------------- ---------- ----------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......     (43,718)      7,954        6,507     37,560
From policyholder
 transactions:
 Net premiums
  from
  policyholders .   1,120,880     148,617      858,546    767,660
 Net benefits to
  policyholders..    (579,637)     (4,276)     (26,730)   (42,864)
                   ----------- ------------- ---------- ----------
Net increase in
 net assets from
 policyholder
 transactions....     541,243     144,341      831,816    724,796
                   ----------- ------------- ---------- ----------
Net increase in
 net assets......     497,525     152,295      838,323    762,356
Net assets at
 beginning of
 period..........         --          --           --         --
                   ----------- ------------- ---------- ----------
Net assets at end
 of period.......  $  497,525    $152,295     $838,323   $762,356
                   =========== ============= ========== ==========

* From May 1, 1996 (commencement of operations).

See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                                              Mid Cap
                                                               Value
                          Money Market Subaccount           Subaccount   Special Opportunities Subaccount
                   ---------------------------------------  ----------- ---------------------------------------
                       1996          1995         1994         1996*        1996         1995       1994**
                   ------------  ------------  -----------  ----------- ------------  -----------  ------------
Increase
 (decrease) in
 net assets from
 operations:
 Net investment
  income.........  $    256,599  $    107,629  $    34,061   $  6,501   $    217,017  $    35,210  $     886
 Net realized
  gains (losses).           --            --           --         845        317,400       28,812       (117)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........           --            --           --      13,910        344,786      185,349      3,155
                   ------------  ------------  -----------   --------   ------------  -----------  ---------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......       256,599       107,629       34,061     21,256        879,203      249,371      3,924
From policyholder
 transactions:
 Net premiums
  from
  policyholders..    36,814,029    19,983,940    7,344,361    324,248      4,939,686    1,639,491    333,168
 Net benefits to
  policyholders..   (31,658,283)  (17,720,190)  (5,123,289)    (9,188)    (1,301,761)    (551,692)    (4,202)
                   ------------  ------------  -----------   --------   ------------  -----------  ---------
Net increase in
 net assets from
 policyholder
 transactions....     5,155,746     2,263,750    2,221,072    315,060      3,637,925    1,087,799    328,966
                   ------------  ------------  -----------   --------   ------------  -----------  ---------
Net increase in
 net assets......     5,412,345     2,371,379    2,255,133    336,316      4,517,128    1,337,170    332,890
Net assets at
 beginning of
 period..........     4,626,512     2,255,133          --         --       1,670,060      332,890        --
                   ------------  ------------  -----------   --------   ------------  -----------  ---------
Net assets at end
 of period.......  $ 10,038,857  $  4,626,512  $ 2,255,133   $336,316   $  6,187,188  $ 1,670,060  $ 332,890
                   ============  ============  ===========   ========   ============  ===========  =========
                   Real Estate Equity Subaccount        Growth & Income Subaccount
                   --------------------------------- ------------------------------------
                      1996       1995       1994        1996         1995        1994
                   ----------- ---------- ---------- ------------ ----------- -----------
Increase
 (decrease) in
 net assets from
 operations:
 Net investment
  income.........  $   45,657  $  29,812  $  10,220  $ 2,967,234  $  646,215  $   67,746
 Net realized
  gains (losses).      19,122        613    (10,840)     512,402     170,322      (1,272)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........     191,067     25,077      9,936     (496,647)    322,628     (67,362)
                   ----------- ---------- ---------- ------------ ----------- -----------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......     255,846     55,502      9,316    2,982,989   1,139,165        (888)
From policyholder
 transactions:
 Net premiums
  from
  policyholders..     748,683    466,306    525,631   19,263,021   8,168,426   1,606,781
 Net benefits to
  policyholders..    (295,788)  (370,910)  (115,063)  (5,502,524) (1,740,418)   (253,270)
                   ----------- ---------- ---------- ------------ ----------- -----------
Net increase in
 net assets from
 policyholder
 transactions....     452,895     95,396    410,568   13,760,497   6,428,008   1,353,511
                   ----------- ---------- ---------- ------------ ----------- -----------
Net increase in
 net assets......     708,741    150,898    419,884   16,743,486   7,567,173   1,352,623
Net assets at
 beginning of
 period..........     570,782    419,884        --     8,919,796   1,352,623         --
                   ----------- ---------- ---------- ------------ ----------- -----------
Net assets at end
 of period.......  $1,279,523  $ 570,782  $ 419,884  $25,663,282  $8,919,796  $1,352,623
                   =========== ========== ========== ============ =========== ===========

 * From May 1, 1996 (commencement of operations).
** From May 6, 1994 (commencement of operations).

See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

                                                                                          Small Cap  International   Equity
                                                               Short-Term U.S.              Value    Opportunities   Index
                          Managed Subaccount                Government Subaccount         Subaccount  Subaccount   Subaccount
                   -----------------------------------  --------------------------------  ---------- ------------- ----------
                      1996         1995        1994        1996         1995     1994**     1996*        1996*       1996*
                   -----------  -----------  ---------  -----------  ----------  -------  ---------- ------------- ----------
Increase
 (decrease) in
 net assets from
 operations:
 Net investment
  income (loss)..  $ 1,246,046  $   305,796  $  11,667  $   172,660  $   61,585  $   306   $  7,773    $  1,526    $   21,338
 Net realized
  gains (losses).      124,493      179,131     (4,727)     (52,888)      8,251       (1)        58         242        17,398
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........     (507,517)      51,622     (8,296)      (7,734)     22,112     (325)    14,046      36,666        55,782
                   -----------  -----------  ---------  -----------  ----------  -------   --------    --------    ----------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......      863,022      536,549     (1,356)     112,038      91,948      (20)    21,877      38,434        94,518
From policyholder
 transactions:
 Net premiums
  from
  policyholders..    9,996,216    5,502,408    859,794    8,757,242   2,439,840   41,816    335,271     960,081     1,282,798
 Net benefits to
  policyholders..   (3,151,700)  (2,875,967)  (211,705)  (7,683,085)   (364,204)    (333)   (16,141)    (89,402)     (403,009)
                   -----------  -----------  ---------  -----------  ----------  -------   --------    --------    ----------
Net increase in
 net assets from
 policyholder
 transactions....    6,844,516    2,626,441    648,089    1,074,157   2,075,636   41,483    319,130     870,679       879,789
                   -----------  -----------  ---------  -----------  ----------  -------   --------    --------    ----------
Net increase in
 net assets......    7,707,538    3,162,990    646,733    1,186,195   2,167,584   41,463    341,007     909,113       974,307
Net assets at
 beginning of
 period..........    3,809,723      646,733        --     2,209,047      41,463      --         --          --            --
                   -----------  -----------  ---------  -----------  ----------  -------   --------    --------    ----------
Net assets at end
 of period.......  $11,517,261  $ 3,809,723  $ 646,733  $ 3,395,242  $2,209,047  $41,463   $341,007    $909,113    $  974,307
                   ===========  ===========  =========  ===========  ==========  =======   ========    ========    ==========
                                Turner      Edinburgh     Frontier
                   Strategic     Core     International   Capital
                      Bond      Growth       Equity     Appreciation
                   Subaccount Subaccount   Subaccount    Subaccount
                   ---------- ----------- ------------- ------------
                     1996*      1996*         1996*        1996*
                   ---------- ----------- ------------- ------------
Increase
 (decrease) in
 net assets from
 operations:
 Net investment
  income (loss)..   $  7,076  $   19,638   $    2,983    $   (1,679)
 Net realized
  gains (losses).         22      (9,767)      (2,433)      (21,044)
 Net unrealized
  appreciation
  (depreciation)
  during the
  year...........       (591)     16,054      (12,286)        5,101
                   ---------- ----------- ------------- ------------
Net increase
 (decrease) in
 net assets
 resulting from
 operations......      6,507      25,925      (11,736)      (17,622)
From policyholder
 transactions:
 Net premiums
  from
  policyholders..    259,231   1,135,180    1,021,041     1,535,063
 Net benefits to
  policyholders..     (7,110)   (506,352)     (80,162)     (549,363)
                   ---------- ----------- ------------- ------------
Net increase in
 net assets from
 policyholder
 transactions....    252,121     628,828      940,879       985,700
                   ---------- ----------- ------------- ------------
Net increase in
 net assets......    258,628     654,753      929,143       968,078
Net assets at
 beginning of
 period..........        --          --           --            --
                   ---------- ----------- ------------- ------------
Net assets at end
 of period.......   $258,628  $  654,753   $  929,143    $  968,078
                   ========== =========== ============= ============

 * From May 1, 1996 (commencement of operations).
** From May 1, 1994 (commencement of operations).

See accompanying notes.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

1. ORGANIZATION

  John Hancock Variable Life Account S (the Account) is a separate investment account of John Hancock Variable Life Insurance Company (JHVLICO), a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Account was formed to fund variable life insurance policies (Policies) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of twenty-one subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the Fund) or of M Fund, Inc. (M Fund). New subaccounts may be added as new Portfolios are added to the Fund or to M Fund, or as other investment options are developed, and made available to policyholders. The twenty-one Portfolios of the Fund and of M Fund which are currently available are the Large Cap Growth, Sovereign Bond, International Equities, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Special Opportunities, Real Estate Equity, Growth & Income, Managed, Short-Term U.S. Government, Small Cap Value, International Opportunities, Equity Index, Strategic Bond, Turner Core Growth, Edinburgh International Equity and Frontier Capital Appreciation Portfolios. Each Portfolio has a different investment objective.

  The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

  The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

  Investment in shares of the Fund and of M Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of fund shares are determined on the basis of identified cost.

FEDERAL INCOME TAXES

  The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

2. SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

EXPENSES

  JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from
 .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. In addition, a monthly charge at varying levels for the cost of insurance is deducted from the net assets of the Account.

  JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

POLICY LOANS

  Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily. At December 31, 1996, there were no outstanding policy loans.

3. TRANSACTION WITH AFFILIATES

  John Hancock acts as the distributor, principal underwriter and investment advisor for the Fund.

  Certain officers of the Account are officers and directors of JHVLICO, the Fund or John Hancock.

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

4. DETAILS OF INVESTMENTS

  The details of the shares owned and cost and value of investments in the Portfolios of the Fund and of M Fund at December 31, 1996 were as follows:

                                               Shares
Portfolio                                       Owned      Cost        Value
---------                                      ------      ----        -----
Large Cap Growth.............................   967,051 $17,864,249 $16,915,393
Sovereign Bond...............................   530,744   5,224,985   5,185,747
International Equities.......................   340,514   5,486,692   5,731,199
Small Cap Growth.............................    50,081     500,190     497,525
International Balanced.......................    14,654     146,989     152,295
Mid Cap Growth...............................    82,009     831,883     838,323
Large Cap Value..............................    68,746     738,803     762,356
Money Market................................. 1,003,886  10,038,857  10,038,857
Mid Cap Value................................    29,635     322,406     336,316
Special Opportunities........................   374,484   5,653,898   6,187,188
Real Estate Equity...........................    87,427   1,053,443   1,279,523
Growth & Income.............................. 1,751,234  25,904,663  25,663,282
Managed......................................   862,567  11,981,412  11,517,261
Short-Term U.S. Government...................   337,936   3,381,189   3,395,242
Small Cap Value..............................    31,780     326,961     341,007
International Opportunities..................    85,789     872,447     909,113
Equity Index.................................    87,799     918,525     974,307
Strategic Bond...............................    25,460     259,219     258,628
Turner Core Growth...........................    56,444     638,699     654,753
Edinburgh International Equity...............    94,043     941,429     929,143
Frontier Capital Appreciation................    77,323     962,978     968,078

JOHN HANCOCK VARIABLE LIFE ACCOUNT S

4. DETAILS OF INVESTMENTS--CONTINUED

  Purchases, including reinvestment of dividend distributions and proceeds from sales of shares in the Portfolios of the Fund and of M Fund for the period ended December 31, 1996, were as follows:

Portfolio                                                Purchases     Sales
---------                                                ---------     -----
Large Cap Growth....................................... $13,801,918 $ 3,291,328
Sovereign Bond.........................................   4,228,908     367,218
International Equities.................................   4,596,976   1,724,053
Small Cap Growth.......................................   1,088,331     548,123
International Balanced.................................     149,257       2,270
Mid Cap Growth.........................................     853,272      20,998
Large Cap Value........................................     764,170      26,694
Money Market...........................................  20,675,470  15,263,124
Mid Cap Value..........................................     330,711       9,150
Special Opportunities..................................   5,044,400   1,189,458
Real Estate Equity.....................................     650,379     151,826
Growth & Income........................................  19,938,274   3,210,534
Managed................................................   9,970,006   1,888,444
Short-Term U.S. Government.............................   4,417,686   3,170,870
Small Cap Value........................................     342,052      15,149
International Opportunities............................     948,368      76,163
Equity Index...........................................   1,295,138     394,011
Strategic Bond.........................................     265,544       6,347
Turner Core Growth.....................................     928,008     279,542
Edinburgh International Equity.........................   1,129,122     185,260
Frontier Capital Appreciation..........................   1,259,852     275,830

              REPORTS OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Policyholders
John Hancock Variable Life Account S
 of John Hancock Variable Life Insurance Company

We have audited the accompanying statement of assets and liabilities of John Hancock Variable Life Account S (the Account) (comprising, respectively, the Large Cap Growth, Sovereign Bond, International Equities, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Special Opportunities, Real Estate Equity, Growth & Income, Managed, Short-Term U.S. Government, Small Cap Value, International Opportunities, Equity Index, Strategic Bond, Turner Core Growth, Edinburgh International Equity and Frontier Capital Appreciation Subaccounts) as of December 31, 1996, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Life Account S at December 31, 1996, and the results of their operations and the changes in their net assets for each of the periods indicated, in conformity with generally accepted accounting principles.

                                                              Ernst & Young LLP

Boston, Massachusetts
February 7, 1997

Board of Directors
John Hancock Variable Life Insurance Company

We have audited the accompanying statutory-basis statements of financial position of John Hancock Variable Life Insurance Company as of December 31, 1996 and 1995, and the related statutory-basis statements of operations and unassigned deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our report dated February 7, 1996, we expressed an opinion that the 1995 financial statements of the Company fairly present, in all material respects, the Company's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles for a stock life insurance company wholly-owned by a mutual life insurance company and with reporting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance. As described in Note 1, the accompanying statutory-basis financial statements are no longer considered to be prepared in conformity with generally accepted accounting principles. Accordingly, our present opinion on the 1995 financial statements, as presented in the following paragraph, is different from that expressed in our previous report.

In our opinion, because of the effects of the matter described in the second preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of John Hancock Variable Life Insurance Company at December 31, 1996 and 1995, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Variable Life Insurance Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance.

                                                              Ernst & Young LLP

Boston, Massachusetts
February 14, 1997

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

                                                               December 31
                                                            ------------------
                                                              1996      1995
                                                              ----      ----
                                                              (In millions)
Assets
Bonds--Note 7.............................................. $  753.5  $  552.8
Preferred stocks...........................................      9.6       5.0
Common stocks..............................................      1.4       1.7
Investment in affiliates...................................     72.0      65.3
Mortgage loans on real estate--Note 7......................    212.1     146.7
Real estate................................................     38.8      36.4
Policy loans...............................................     80.8      61.8
Cash items:
  Cash in banks............................................     26.7      11.6
  Temporary cash investments...............................      5.2      65.0
                                                            --------  --------
                                                                31.9      76.6
Premiums due and deferred..................................     36.8      39.6
Investment income due and accrued..........................     22.6      18.6
Other general account assets...............................     17.8      20.8
Assets held in separate accounts...........................  3,290.5   2,421.0
                                                            --------  --------
TOTAL ASSETS............................................... $4,567.8  $3,446.3
                                                            ========  ========
Obligations and Stockholder's Equity
OBLIGATIONS
  Policy reserves.......................................... $  877.8  $  612.3
  Federal income and other taxes payable--Note 1...........     29.4      14.2
  Other accrued expenses...................................     75.1     138.7
  Asset valuation reserve--Note 1..........................     16.6      15.4
  Obligations related to separate accounts.................  3,285.8   2,417.0
                                                            --------  --------
TOTAL OBLIGATIONS..........................................  4,284.7   3,197.6
Stockholder's Equity--Notes 2 and 6
  Common Stock, $50 par value; authorized 50,000 shares;
   issued and
   outstanding 50,000 shares...............................      2.5       2.5
  Paid-in capital..........................................    377.5     377.5
Unassigned deficit.........................................    (96.9)   (131.3)
                                                            --------  --------
TOTAL STOCKHOLDER'S EQUITY.................................    283.1     248.7
                                                            --------  --------
TOTAL OBLIGATIONS AND STOCKHOLDER'S EQUITY................. $4,567.8  $3,446.3
                                                            ========  ========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF OPERATIONS AND UNASSIGNED DEFICIT

                                                       Year ended December 31
                                                       ------------------------
                                                          1996         1995
                                                          ----         ----
                                                           (In millions)
Income
  Premiums............................................ $     820.6  $    570.9
  Net investment income--Note 4.......................        76.1        62.1
  Other, net..........................................       406.0        85.7
                                                       -----------  ----------
                                                           1,302.7       718.7
Benefits and Expenses
  Payments to policyholders and beneficiaries.........       236.1       213.4
  Additions to reserves to provide for future payments
   to policyholders and beneficiaries.................       790.1       282.4
  Expenses of providing service to policyholders and
   obtaining new insurance--Note 6....................       183.8       150.7
  State and miscellaneous taxes.......................        17.3        12.7
                                                       -----------  ----------
                                                           1,227.3       659.2
                                                       -----------  ----------
    GAIN FROM OPERATIONS BEFORE FEDERAL INCOME TAXES
     AND NET REALIZED CAPITAL GAINS (LOSSES)..........        75.4        59.5
Federal income taxes--Note 1..........................        38.6        28.4
                                                       -----------  ----------
    GAIN FROM OPERATIONS BEFORE NET REALIZED CAPITAL
     GAINS (LOSSES)...................................        36.8        31.1
Net realized capital gains (losses)--Note 5...........        (1.5)        0.5
                                                       -----------  ----------
    NET INCOME........................................        35.3        31.6
Unassigned deficit at beginning of year...............      (131.3)     (162.1)
Net unrealized capital gains (losses) and other ad-
 justments--Note 5....................................         2.5        (3.0)
Other reserves and adjustments........................        (3.4)        2.2
                                                       -----------  ----------
    UNASSIGNED DEFICIT AT END OF YEAR................. $     (96.9) $   (131.3)
                                                       ===========  ==========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

                                                      Year ended December 31
                                                      ----------------------
                                                         1996         1995
                                                         ----         ----
                                                           (In millions)
Cash flows from operating activities:
  Insurance premiums................................. $     824.2  $     574.0
  Net investment income..............................        73.4         59.2
  Benefits to policyholders and beneficiaries........      (212.7)      (198.3)
  Dividends paid to policyholders....................       (15.7)       (13.2)
  Insurance expenses and taxes.......................      (196.6)      (161.5)
  Net transfers to separate accounts.................      (524.2)      (257.4)
  Other, net.........................................       386.7         55.1
                                                      -----------  -----------
      NET CASH PROVIDED FROM OPERATIONS..............       335.1         57.9
                                                      -----------  -----------
Cash flows used in investing activities:
  Bond purchases.....................................      (489.9)      (172.5)
  Bond sales.........................................       228.3         18.9
  Bond maturities and scheduled redemptions..........        27.8         36.0
  Bond prepayments...................................        31.9         20.6
  Stock purchases....................................        (6.5)        (1.7)
  Proceeds from stock sales..........................         0.4          1.4
  Real estate purchases..............................       (10.5)       (16.2)
  Real estate sales..................................         8.5          9.3
  Other invested assets purchases....................         0.0         (0.4)
  Proceeds from the sale of other invested assets....         1.5          0.3
  Mortgage loans issued..............................       (84.4)       (19.8)
  Mortgage loan repayments...........................        17.7         21.1
  Other, net.........................................      (104.6)        45.7
                                                      -----------  -----------
      NET CASH USED IN INVESTING ACTIVITIES..........      (379.8)       (57.3)
                                                      -----------  -----------
INCREASE (DECREASE) IN CASH AND TEMPORARY CASH IN-
 VESTMENTS...........................................       (44.7)         0.6
Cash and temporary cash investments at beginning of
 year................................................        76.6         76.0
                                                      -----------  -----------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR... $      31.9  $      76.6
                                                      ===========  ===========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES

John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Company, domiciled in the Commonwealth of Massachusetts, principally writes variable and universal life insurance policies. Those policies primarily are marketed through John Hancock's sales organization, which includes a career agency system composed of company-owned, unionized branch offices and independent general agencies. Policies also are sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently, the Company writes business in all states except New York.

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation: The financial statements have been prepared using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP). The 1995 financial statements presented for comparative purposes were previously described as being prepared in accordance with GAAP for stock life insurance companies wholly-owned by a mutual life insurance company. Pursuant to Financial Accounting Standards Board Interpretation 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (FIN 40), as amended, which is effective for 1996 financial statements, financial statements based on statutory accounting practices can no longer be described as prepared in conformity with GAAP. Furthermore, financial statements prepared in conformity with statutory accounting practices for periods prior to the effective date of FIN 40 are not considered GAAP presentations when presented in comparative form with financial statements for periods subsequent to the effective date. Accordingly, the 1995 financial statements are no longer considered to be presented in conformity with GAAP.

The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized over the related premium-paying period; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available for sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and investment valuation allowances are provided when there has been a decline in value deemed other than temporary; (7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to unassigned deficit rather than consolidated in the financial statements; and (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting. The effects of the foregoing variances from GAAP have not been determined but are presumed to be material.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

The significant accounting practices of the Company are as follows:

Pending Statutory Standards: The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. Accordingly, that project, which is expected to be completed in 1999 will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of any such changes on the Company's unassigned deficit cannot be determined at this time and could be material.

Revenues and Expenses: Premium revenues are recognized over the premium-paying period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

Cash and Temporary Cash Investments: Cash includes currency on hand and demand deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Valuation of Assets: General account investments are carried at amounts determined on the following bases:

  Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at market. The discount or premium on bonds is amortized using the interest method.

  Investments in affiliates are included on the statutory equity method.

  Goodwill is amortized on a straight-line basis over a ten year period.

  Mortgage loans are carried at outstanding principal balance or amortized cost.

  Investment real estate is carried at depreciated cost, less encumbrances. Depreciation on investment real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $1.2 million in 1996 and $0.5 million in 1995.

  Real estate acquired in satisfaction of debt and held for sale is carried at the lower of cost or market as of the date of foreclosure.

  Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

Asset Valuation and Interest Maintenance Reserves: The Asset Valuation Reserve
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. Changes to the AVR are charged or credited directly to the unassigned deficit.

The Company also records the NAIC prescribed Interest Maintenance Reserve
(IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities,

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 1996, the IMR, net of 1996 amortization of $1.2 million, amounted to $5.9 million, which is included in policy reserves. The corresponding 1995 amounts were $1.2 million and $6.9 million, respectively.

Separate Accounts: Separate account assets and liabilities reported in the accompanying statements of financial position represent funds that are separately administered and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at market value. The operations of the separate accounts are not included in the summary of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

Fair Values of Financial Instruments: Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

  The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

  Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments. The fair values for common and preferred stocks, other than its subsidiary investments, which are carried at equity values, are based on quoted market prices.

  The fair value of interest rate swaps and currency rate swaps is estimated using a discounted cash flow method adjusted for the difference between the rate of the existing swap and the current swap market rate. Discounted cash flows in foreign currencies are converted to U.S. dollars using current exchange rates.

  The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

  The carrying amount in the statement of financial position for policy loans approximates their fair value.

  The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 1996. The fair value for commitments to purchase real estate approximates the amount of the initial commitment.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

Capital Gains and Losses: Realized capital gains and losses are determined using the specific identification basis. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net gain or loss. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to the unassigned deficit.

Policy Reserves: Life reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for variable life insurance policies are maintained principally on the modified preliminary term method using the 1958 and 1980 Commissioner's Standard Ordinary (CSO) mortality tables, with an assumed interest rate of 4% for policies issued prior to May 1, 1983 and 4 1/2% for policies issued on or thereafter. Reserves for single premium policies are determined by the net single premium method using the 1958 CSO mortality table, with an assumed interest rate of 4%. Reserves for universal life policies issued prior to 1985 are equal to the gross account value which at all times exceeds minimum statutory requirements. Reserves for universal life policies issued from 1985 through 1988 are maintained at the greater of the Commissioner's Reserve Valuation Method (CRVM) using the 1958 CSO mortality table, with 4 1/2% interest or the cash surrender value. Reserves for universal life policies issued after 1988 and for flexible variable policies are maintained using the greater of the cash surrender value or the CRVM method with the 1980 CSO mortality table and 5 1/2% interest for policies issued from 1988 through 1992; 5% interest for policies issued in 1993 and 1994; and 4 1/2% interest for policies issued in 1995 and 1996.

Federal Income Taxes: Federal income taxes are reported in the financial statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company are consolidated with John Hancock in filing a consolidated federal income tax return for the affiliated group. The federal income taxes of the Company are allocated on a separate return basis with certain adjustments. The Company made payments of $33.5 million in 1996 and $32.2 million in 1995.

Income before taxes differs from taxable income principally due to tax-exempt investment income, the limitation placed on the tax deductibility of policyholder dividends, accelerated depreciation, differences in policy reserves for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

No provision is generally recognized for temporary differences that may exist between financial reporting and taxable income or loss.

Reinsurance: Premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

Reclassifications: Certain 1995 amounts have been reclassified to permit comparison with the corresponding 1996 amounts.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 2--CAPITALIZATION

In prior years, the Company received capital contributions from John Hancock, with a portion of the contributed capital being credited to common stock, although no additional shares were issued. This practice, which is acceptable to statutory authorities, has the effect of stating the carrying value of issued shares of common stock at amounts other than $50 per share par value with the offset reflected in paid-in capital.

At December 31, 1994, the Company had 50,000 shares authorized with 20,000 shares issued and outstanding. On February 16, 1995, the Company issued the remaining 30,000 shares to John Hancock and transferred $22.5 million from common stock to paid-in capital. The par value per share is $50.

NOTE 3--ACQUISITION

On June 23, 1993, the Company acquired all of the outstanding shares of stock of Colonial Penn Annuity and Life Insurance Company (CPAL) from Colonial Penn Life Insurance Company for an aggregate purchase price of approximately $42.5 million. At the date of acquisition, assets of CPAL were approximately $648.5 million, consisting principally of cash and temporary cash investments and liabilities were approximately $635.2 million, consisting principally of reserves related to a block of interest sensitive single-premium whole life insurance business assumed by CPAL from Charter National Life Insurance Company (Charter). The purchase price includes contingent payments of up to approximately $7.3 million payable between 1994 and 1998 based on the actual lapse experience of the business in force on June 23, 1993. The Company made contingent payments to CPAL of $1.5 million during each of 1996 and 1995. Unamortized goodwill at December 31, 1996 was $15.2 million and is being amortized over ten years on a straight-line basis.

On June 24, 1993, the Company contributed $24.6 million in additional capital to CPAL. CPAL was renamed John Hancock Life Insurance Company of America (JHLICOA) on July 7, 1993. JHLICOA manages the business assumed from Charter and does not currently issue new business.

NOTE 4--NET INVESTMENT INCOME

Investment income has been reduced by the following amounts:

                                                                    1996   1995
                                                                    ----   ----
                                                                   (In millions)
Investment expenses............................................... $  7.0 $  5.1
Depreciation expense..............................................    0.9    1.0
Investment taxes..................................................    0.5    0.5
                                                                   ------ ------
                                                                   $  8.4 $  6.6
                                                                   ====== ======

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 5--NET CAPITAL GAINS (LOSSES) AND OTHER ADJUSTMENTS

Net realized capital gains (losses) consist of the following items:

                                                                  1996    1995
                                                                  ----    ----
                                                                 (In millions)
Net gains (losses) from asset sales............................. $ (0.2) $  4.0
Capital gains tax...............................................   (1.0)   (2.5)
Net capital gains transferred to IMR............................   (0.3)   (1.0)
                                                                 ------  ------
  Realized Capital Gains (Losses)............................... $ (1.5) $  0.5
                                                                 ======  ======

Net unrealized capital gains (losses) and other adjustments consist of the following items:

                                                                  1996    1995
                                                                  ----    ----
                                                                 (In millions)
Net gains (losses) from changes in security values and book
 value adjustments.............................................. $  3.7  $ (0.2)
Increase in asset valuation reserve.............................   (1.2)   (2.8)
                                                                 ------  ------
  Net Unrealized Capital Gains (Losses) and Other Adjustments... $  2.5  $ (3.0)
                                                                 ======  ======

NOTE 6--TRANSACTIONS WITH PARENT

The Company's Parent provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. The Parent annually determines a fee for these services and facilities based on a number of criteria which were revised in 1996 and 1995 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $111.7 million and $97.9 million in 1996 and 1995, respectively, which has been included in insurance and investment expenses. The Parent has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's stockholder's equity from declining below $1.0 million.

The service fee charged to the Company by the Parent includes $1.6 million and $1.8 million in 1996 and 1995, respectively, representing the portion of the provision for retiree benefit plans determined under the accrual method, including a provision for the 1993 transition liability which is being amortized over twenty years, that was allocated to the Company.

Effective January 1, 1994, the Company entered into a modified coinsurance agreement with John Hancock to reinsure 50% of 1996, 1995 and 1994 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $24.5 million and $32.7 million of cash for tax, commission, and expense allowances to the Company, which increased the Company's net gain from operations by $15.7 million and $20.3 million in 1996 and 1995, respectively.

Effective January 1, 1996, the Company entered into a modified coinsurance agreement with John Hancock to reinsure 50% of 1995 and 1996 issues of retail annuity contracts (Independence Preferred and Declaration). In connection with this agreement, John Hancock transferred $23.2 million of cash for surrender benefits, tax, reserve increase, commission, expense allowances and premium to the Company, which increased the Company's net gain from operations by $15.1 million in 1996.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 7--INVESTMENTS

The statement value and fair value of bonds are shown below:

                                                      Gross      Gross
                                          Statement Unrealized Unrealized  Fair
      Year ended December 31, 1996          Value     Gains      Losses   Value
      ----------------------------        --------- ---------- ---------- -----
                                                      (In millions)
U.S. Treasury securities and obligations
 of U.S. government corporations and
 agencies...............................   $ 44.4     $ 0.2       $0.2    $ 44.4
Obligations of states and political sub-
 divisions..............................     12.6       0.4        0.0      13.0
Debt securities issued by foreign gov-
 ernments...............................      0.8       0.1        0.0       0.9
Corporate securities....................    623.2      29.8        3.4     649.6
Mortgage-backed securities..............     72.5      10.2        0.1      82.6
                                           ------     -----       ----    ------
  Total bonds...........................   $753.5     $40.7       $3.7    $790.5
                                           ======     =====       ====    ======
                                                      Gross      Gross
                                          Statement Unrealized Unrealized  Fair
      Year ended December 31, 1995          Value     Gains      Losses   Value
      ----------------------------        --------- ---------- ---------- -----
                                                      (In millions)
U.S. Treasury securities and obligations
 of U.S. government corporations and
 agencies...............................   $ 89.0     $ 0.5       $0.0    $ 89.5
Obligations of states and political sub-
 divisions..............................     11.4       1.1        0.0      12.5
Debt securities issued by foreign gov-
 ernments...............................      1.3       0.2        0.0       1.5
Corporate securities....................    445.6      44.1        1.6     488.1
Mortgage-backed securities..............      5.5       0.3        0.1       5.7
                                           ------     -----       ----    ------
Total bonds.............................   $552.8     $46.2       $1.7    $597.3
                                           ======     =====       ====    ======

The statement value and fair value of bonds at December 31, 1996, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                                                               Statement  Fair
                                                                 Value   Value
                                                               --------- -----
                                                                (In millions)
Due in one year or less.......................................  $ 51.6   $ 52.9
Due after one year through five years.........................   260.8    267.7
Due after five years through ten years........................   244.3    253.7
Due after ten years...........................................   124.3    133.6
                                                                ------   ------
                                                                 681.0    707.9
Mortgage-backed securities....................................    72.5     82.6
                                                                ------   ------
                                                                $753.5   $790.5
                                                                ======   ======

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 7--INVESTMENTS--CONTINUED

Proceeds from sales of bonds during 1996 and 1995 were $228.3 million and $18.9 million, respectively. Gross gains of $1.3 million in 1996 and $0.2 million in 1995 and gross losses of $2.1 million in 1996 and $0.1 million in 1995 were realized on these transactions.

The cost of common stocks was $0.0 million and $0.1 million at December 31, 1996 and 1995, respectively. Gross unrealized appreciation on common stocks totaled $1.4 million, and gross unrealized depreciation totaled $0.0 million at December 31, 1996. The fair value of preferred stock totaled $9.6 million at December 31, 1996 and $5.2 million at December 31, 1995.

Bonds with amortized cost of $11.3 million were nonincome producing for the twelve months ended December 31, 1996.

At December 31, 1996, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.

                                                                   Statement
     Property Type                                                   Value
     -------------                                                 ---------
                                                                 (In millions)
Apartments......................................................    $ 96.0
Industrial......................................................      35.0
Office buildings................................................      11.3
Retail..........................................................      29.0
Agricultural....................................................      28.9
Other...........................................................      11.9
                                                                    ------
                                                                    $212.1
                                                                    ======

       Geographic                                                  Statement
     Concentration                                                   Value
     -------------                                                 ---------
                                                                 (In millions)
East North Central..............................................    $ 31.1
Middle Atlantic.................................................      11.5
Mountain........................................................       7.6
New England.....................................................      27.6
Pacific.........................................................      49.9
South Atlantic..................................................      58.8
West South Central..............................................      25.6
                                                                    ------
                                                                    $212.1
                                                                    ======

At December 31, 1996, the fair values of the commercial and agricultural mortgage loans portfolios were $189.0 million and $30.4 million, respectively. The corresponding amounts as of December 31, 1995 were approximately $132.1 million and $22.2 million, respectively.

The maximum and minimum lending rates for mortgage loans during 1996 were 8.69% and 7.04% for agricultural loans and 8.5% and 7.2% for other properties. Generally, the maximum percentage of any loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 8--REINSURANCE

The Company cedes business to reinsurers to share risks under variable life, universal life and flexible variable life insurance policies for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 1996 were $384.3 million, $9.9 million, and $12.1 million, respectively. The corresponding amounts in 1995 were $72.4 million, $8.7 million, and $12.1 million, respectively.

To the extent that an assuming reinsurance company is unable to meet its obligations under a reinsurance agreement, the Company remains liable as the direct insurer on all risks reinsured.

NOTE 9--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into interest rate swap contracts for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to match those of related insurance liabilities. Maturities of current agreements range through 2011. These swaps involve, to varying degrees, interest rate risk in excess of amounts recognized in the statement of financial position.

The Company enters into currency rate swap agreements to manage exposure to foreign exchange rate fluctuations. Maturities of current agreements range through 2006. Should the counterparty fail to meet the terms of the contract, the Company's market risk is limited to the currency rate differential.

The Company enters into interest rate cap contracts to manage exposure on underlying security values due to a rise in interest rates. Maturities of current agreements range through 2006.

The Company also uses financial futures contracts to hedge public bonds intended for future sale in order to lock in the market value at the date of contract. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not in the future cash requirements, as the Company intends to close the open positions prior to settlement.

The contract or notional amount of the foregoing financial instruments, which indicates the Company's involvement and in certain instances, maximum credit risk related to those instruments, is as follows:

                                                                   December 31
                                                                  -------------
                                                                   1996   1995
                                                                   ----   ----
                                                                  (In millions)
Futures contracts to sell securities............................  $  73.0 $ 0.0
                                                                  ======= =====
Notional amount of interest rate swaps, currency rate swaps, and interest rate caps to:
  Receive variable rates........................................  $ 215.9 $ 0.0
                                                                  ======= =====
  Receive fixed rates...........................................  $  26.6 $ 5.0
                                                                  ======= =====

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 9--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK--CONTINUED

The Company continually monitors its positions and the credit ratings of the counterparties to these financial instruments. The Company believes the risk of incurring losses due to the nonperformance by its counterparties is remote and that any such losses would be immaterial.

Based on the market rates in effect at December 31, 1996, the Company's interest rate swaps, currency rate swaps and interest rate caps represented (assets) liabilities to the Company with fair values of $2.3 million, $(8.2) million and $(2.0) million, respectively. The corresponding amounts as of December 31, 1995 were $0.0 million.

NOTE 10--POLICYHOLDERS' RESERVES AND BENEFICIARIES' FUND

The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal and subject to discretionary withdrawal (without adjustment) are summarized as follows:

                                                      December 31, 1996 Percent
                                                      ----------------- -------
                                                        (In millions)
Subject to discretionary withdrawal at book value
 less surrender charge...............................      $441.9         89.3%
Subject to discretionary withdrawal at book value
 (without adjustment)................................        53.0         10.7
                                                           ------        -----
Total annuity reserves and deposit liabilities.......      $494.9        100.0%
                                                           ======        =====

NOTE 11--COMMITMENTS AND CONTINGENCIES

The Company has extended commitments to purchase long-term bonds and real estate and issue real estate mortgages totalling $42.1 million, $0.1 million, and $33.5 million, respectively, at December 31, 1996. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The fair value of the commitments described above is $76.2 million at December 31, 1996. The majority of these commitments expire in 1997.

In the normal course of its business operations, the Company is involved in litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1996. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position of the Company.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

NOTE 12--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                   Year ended December 31
                                               --------------------------------
                                                    1996             1995
                                               ---------------  ---------------
                                               Carrying  Fair   Carrying  Fair
                                                Amount  Value    Amount  Value
                                               -------- ------  -------- ------
                                                        (In millions)
Assets
  Bonds--Note 7...............................  $753.5  $790.5   $552.8  $597.3
  Preferred stocks--Note 7....................     9.6     9.6      5.0     5.2
  Common stocks--Note 7.......................     1.4     1.4      1.7     1.7
  Mortgage loans on real estate--Note 7.......   212.1   219.4    146.7   154.3
  Policy loans--Note 1........................    80.8    80.8     61.8    61.8
  Cash and cash equivalents--Note 1...........    31.9    31.9     76.6    76.6
Derivatives liabilities relating to:--Note 9
  Interest rate swaps.........................     --      2.3      --      0.0
  Currency rate swaps.........................     --     (8.2)     --      0.0
  Interest rate caps..........................     --     (2.0)     --      0.0
Liabilities
  Commitments--Note 11........................     --     76.2      --     23.8

The carrying amounts in the table are included in the statutory-basis statements of financial position. The method and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.

                       APPENDIX--OTHER POLICY PROVISIONS

SETTLEMENT PROVISIONS

  In place of a single payment, an amount of $1,000 or more payable under the Policy as a benefit or as the Surrender Value, if any, may be left with JHVLICO under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the election of any one of the options below.

  The following options are subject to the restrictions and limitations stated in the Policy.

    Option 1--Interest Income at the declared rate but not less than 3 1/2% a year on proceeds held on deposit.

    Option 2A--Income of a Specified Amount, with payments each year totaling at least 1/12th of the proceeds, until the proceeds, with interest credited at the declared rate but not less than 3 1/2% a year on unpaid balances, are fully paid.

    Option 2B--Income for a Fixed Period, with each payment as declared.

    Option 3--Life Income with Payments for a Guaranteed Period.

    Option 4--Life Income without Refund at the death of the Payee of any part of the proceeds applied. Only one payment is made if the Payee dies before the second payment is due.

    Option 5--Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made.

  No election of an option may provide for income payments of less than $50.

  Other options may be arranged with JHVLICO's approval including optional methods of settlement available from John Hancock.

ADDITIONAL INSURANCE BENEFITS

  On payment of an additional premium or charge and subject to certain age and insurance underwriting requirements, certain additional provisions, such as an Accidental Death Benefit, which are subject to the restrictions and limitations set forth therein, may be included in a Policy by rider.

GENERAL PROVISIONS

  BENEFICIARY. The Beneficiary will be as shown in the application for the Policy, unless thereafter changed by the Owner in accordance with the terms of the Policy. In general, if the insured dies and there is no surviving Beneficiary, the Owner will be the Beneficiary, but if the insured was the Owner, the Owner's estate will be the Beneficiary.

  OWNER AND ASSIGNMENT. The Owner's interest in the Policy may be assigned without the consent of any revocable Beneficiary. JHVLICO will not be on notice of any assignment unless it is in writing and until a duplicate of the original assignment has been filed at JHVLICO's Servicing Office. JHVLICO assumes no responsibility for the validity or sufficiency of any assignment.

  MISSTATEMENT OF AGE OR SEX. If the age or sex of the insured has been misstated, JHVLICO will adjust the benefits payable to those which would have been purchased at the correct age or sex by the most recent insurance charge deducted from Account Value.

  SUICIDE. If the insured commits suicide within 2 years (except where state law requires a shorter period) from the date of issue shown in the Policy, the Policy will terminate and JHVLICO will pay in place of all other benefits an amount equal to the premium paid less any Indebtedness on the date of death and less any withdrawals. If the suicide is within 2 years (except where state law requires a shorter period) from the date of any Policy change that increases the death benefit, the death benefit will be limited as set forth in the Policy.

  AGE AND POLICY ANNIVERSARIES. For purpose of the Policy, an insured's "age" is his or her age on his or her nearest birthday. Policy months, Policy years and Policy anniversaries are calculated from the date of issue.

  AVIATION ACTIVITY EXCLUSION. If the insured dies in an aviation accident while a crew member on other than a commercial aircraft and the Policy provides at the request of the Owner for a limited benefit in such situation, JHVLICO will pay in place of all other benefits an amount equal to the greater of the premium paid or the Surrender Value, less any Indebtedness.

  INCONTESTABILITY. The Policy shall be incontestable, other than for nonpayment of premiums after, it has been in force during the lifetime of an insured for 2 years from its issue date. If, however, evidence of insurability is required with respect to any increase in death benefit, such increase shall be incontestable after the increase has been in force during the lifetime of the insured for 2 years from the increase date.

  DEFERRAL OF DETERMINATIONS AND PAYMENTS. Payment of any death, surrender, partial withdrawal or loan proceeds will ordinarily be made within seven days after receipt at JHVLICO's Servicing Office of all documents required for any such payment. Approximately two-thirds of the claims for death proceeds which are made within two years after the date of issue of the Policy will be investigated to determine whether the claim should be contested and payment of these claims will therefore be delayed.

  JHVLICO may defer any transaction requiring a determination of Account Value in any variable Subaccount for any period during which: (1) the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the Commission's rules and regulations, trading is restricted or an emergency is deemed to exist or (2) the Commission by order permits postponement of such actions for the protection of Owners.

  The foregoing description of Policy provisions is qualified by reference to the specimen Policy which has been filed as an exhibit to the Registration Statement.

                   APPENDIX--ILLUSTRATION OF DEATH BENEFITS,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit and Surrender Value of the Policy, disregarding any Policy loans. Each table separately illustrates the operation of a Policy for an identified issue age, Planned Premium schedule and Total Sum Insured and shows how the death benefit and Surrender Value may vary over an extended period of time assuming hypothetical rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%. The tables are based on given annual Planned Premiums paid at the beginning of each Policy year and will assist in a comparison of the death benefit and Surrender Value figures set forth in the tables with those under other variable life insurance policies which may be issued by JHVLICO or other companies. Tables are provided for Options A, B and M for the Cash Value Accumulation Test and Options A and B for the Guideline Premium and Cash Value Corridor Test. The death benefit and Surrender Value for a Policy would be different from those shown if premiums are paid in different amounts or at different times or if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but nevertheless fluctuate above or below the average for individual Policy years, or if the Policy were issued under circumstances in which no distinctions are made based on the gender of the insured.

  The amounts shown for the death benefit and Surrender Value are as of the end of each Policy year. The first five tables headed "Using Current Charges" assume that the current rates for insurance, sales, risk, and expense charges will apply in each year illustrated. The five tables headed "Using Maximum Charges" assume that the maximum (guaranteed) insurance, sales, risk, and expense charges will be made in each year illustrated. The amounts shown in all tables reflect an average asset charge for the daily investment advisory expense charges to the Portfolios of the Funds (equivalent to an effective annual rate of .61%) and an assumed average asset charge for the annual nonadvisory operating expenses of each Portfolio of the Funds (equivalent to an effective annual rate of .19%). For a description of expenses charged to the Portfolios, see the attached Prospectuses for the Funds. The charges for the daily investment management fee and the annual non-advisory operating expenses are based on the hypothetical assumption that Policy values are allocated equally among the variable Subaccounts. The actual Portfolio charges and expenses associated with any Policy will vary depending upon the actual allocation of Policy values among Subaccounts.

  The tables reflect that no charge is currently made to the Account for Federal income taxes. However, JHVLICO reserves the right to make such a charge in the future and any charge would require higher rates of investment return in order to produce the same Policy values. All of the tables do, however, reflect the imposition of a premium processing charge of 1.25% of all premiums paid, a Federal DAC Tax charge in the amount of 1.25% of all premiums paid and a state premium tax charge in the amount of 2.35% of all premiums paid.

  The tables assume that the Guaranteed Minimum Death Benefit has not been elected beyond the tenth Policy year, that no Additional Sum Insured or optional rider benefits have been elected, and that the application for the Policy has been fully underwritten.

  The second column of each table shows the amount to which the total premiums paid to the end of a Policy year would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

  JHVLICO will furnish upon request a comparable illustration reflecting the proposed insured's age, sex, underwriting risk classification and the Total Sum Insured at issue and Planned Premium amount requested, and assuming annual Planned Premiums.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION A DEATH BENEFIT
         CASH VALUE ACCUMULATION TEST
         NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
         USING CURRENT CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ----------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- -------------- -------------- ----------------
      1           $  9,513      $      500,000 $      500,000 $        500,000 $        4,325 $        4,627 $          4,930
      2             19,502             500,000        500,000          500,000         10,281         11,262           12,279
      3             29,990             500,000        500,000          500,000         16,065         18,110           20,310
      4             41,002             500,000        500,000          500,000         21,743         25,248           29,168
      5             52,565             500,000        500,000          500,000         27,350         32,726           38,978
      6             64,707             500,000        500,000          500,000         32,887         40,562           49,846
      7             77,455             500,000        500,000          500,000         38,378         48,799           61,914
      8             90,841             500,000        500,000          500,000         43,815         57,446           75,302
      9            104,896             500,000        500,000          500,000         49,193         66,520           90,154
     10            119,653             500,000        500,000          500,000         54,496         76,026          106,612
     11            135,149             500,000        500,000          500,000         60,835         87,149          126,071
     12            151,420             500,000        500,000          500,000         67,001         98,723          147,569
     13            168,504             500,000        500,000          500,000         72,911        110,695          171,271
     14            186,442             500,000        500,000          500,000         78,568        123,091          197,439
     15            205,277             500,000        500,000          500,000         83,962        135,932          226,366
     16            225,054             500,000        500,000          500,000         89,106        149,258          258,394
     17            245,819             500,000        500,000          536,780         93,978        163,085          293,820
     18            267,623             500,000        500,000          592,964         98,561        177,437          332,789
     19            290,518             500,000        500,000          653,108        102,839        192,341          375,630
     20            314,556             500,000        500,000          717,584        106,785        207,822          422,705
     25            454,028             500,000        500,000        1,119,524        120,634        295,358          736,965
     30            632,033             500,000        556,924        1,701,320        120,504        404,124        1,234,541
     35            859,217             500,000        679,521        2,567,782         97,307        533,502        2,016,002

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION A DEATH BENEFIT
         CASH VALUE ACCUMULATION TEST
         NO GUARANTEED MINIMUM
         DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR
         PLANNED PREMIUM: $9,060*
         USING MAXIMUM CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- ---------------------------- ----------------
     1            $  9,513            $500,000       $500,000 $        500,000 $       2,870 $        3,125 $          3,381
     2              19,502             500,000        500,000          500,000         7,327          8,122            8,952
     3              29,990             500,000        500,000          500,000        11,550         13,171           14,928
     4              41,002             500,000        500,000          500,000        15,534         18,268           21,351
     5              52,565             500,000        500,000          500,000        19,261         23,397           28,250
     6              64,707             500,000        500,000          500,000        22,722         28,549           35,670
     7              77,455             500,000        500,000          500,000        25,880         33,686           43,634
     8              90,841             500,000        500,000          500,000        28,707         38,782           52,179
     9             104,896             500,000        500,000          500,000        31,167         43,799           61,341
    10             119,653             500,000        500,000          500,000        33,219         48,693           71,159
    11             135,149             500,000        500,000          500,000        35,980         54,630           82,941
    12             151,420             500,000        500,000          500,000        38,275         60,451           95,661
    13             168,504             500,000        500,000          500,000        40,092         66,142          109,437
    14             186,442             500,000        500,000          500,000        41,400         71,677          124,397
    15             205,277             500,000        500,000          500,000        42,168         77,024          140,685
    16             225,054             500,000        500,000          500,000        42,334         82,127          158,453
    17             245,819             500,000        500,000          500,000        41,829         86,918          177,881
    18             267,623             500,000        500,000          500,000        40,560         91,312          199,170
    19             290,518             500,000        500,000          500,000        38,415         95,202          222,564
    20             314,556             500,000        500,000          500,000        35,278         98,480          248,365
    25             454,028             500,000        500,000          641,348           453        101,566          422,189
    30             632,033                  **        500,000          931,819            **         60,974          676,162
    35             859,217                  **             **        1,315,024            **             **        1,032,444

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

  PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION B DEATH BENEFIT
      CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM; $9,060*
      USING CURRENT CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ----------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- -------------- -------------- ----------------
     1            $  9,513      $      504,317 $      504,618 $        504,920 $        4,317 $        4,618 $          4,920
     2              19,502             510,250        511,228          512,242         10,250         11,228           12,242
     3              29,990             515,997        518,032          520,222         15,997         18,032           20,222
     4              41,002             521,623        525,106          529,000         21,623         25,106           29,000
     5              52,565             527,164        532,497          538,697         27,164         32,497           38,697
     6              64,707             532,622        540,222          549,413         32,622         40,222           49,413
     7              77,455             538,021        548,322          561,282         38,021         48,322           61,282
     8              90,841             543,354        556,805          574,419         43,354         56,805           74,419
     9             104,896             548,616        565,684          588,953         48,616         65,684           88,953
    10             119,653             553,787        574,958          605,014         53,787         74,958          105,014
    11             135,149             559,973        585,800          623,970         59,973         85,800          123,970
    12             151,420             565,953        597,022          644,814         65,953         97,022          144,814
    13             168,504             571,626        608,536          667,640         71,626        108,536          167,640
    14             186,442             576,991        620,351          692,654         76,991        120,351          192,654
    15             205,277             582,031        632,459          720,069         82,031        132,459          220,069
    16             225,054             586,754        644,880          750,148         86,754        144,880          250,148
    17             245,819             591,129        657,593          783,138         91,129        157,593          283,138
    18             267,623             595,130        670,581          819,321         95,130        170,581          319,321
    19             290,518             598,731        683,826          859,007         98,731        183,826          359,007
    20             314,556             601,892        697,294          902,522        101,892        197,294          402,522
    25             454,028             609,808        766,770        1,191,821        109,808        266,770          691,821
    30             632,033             599,155        833,736        1,649,302         99,155        333,736        1,149,302
    35             859,217             560,508        885,583        2,385,569         60,508        385,583        1,872,944

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
       $500,000 TOTAL SUM INSURED
       MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION B DEATH BENEFIT
       CASH VALUE ACCUMULATION TEST
       NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
       USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
     1            $  9,513      $      502,851 $      503,104 $      503,360 $        2,851 $        3,104 $         3,360
     2              19,502             507,265        508,053        508,876          7,265          8,053           8,876
     3              29,990             511,419        513,021        514,757         11,419         13,021          14,757
     4              41,002             515,307        517,997        521,029         15,307         17,997          21,029
     5              52,565             518,906        522,957        527,708         18,906         22,957          27,708
     6              64,707             522,207        527,884        534,820         22,207         27,884          34,820
     7              77,455             525,168        532,731        542,361         25,168         32,731          42,361
     8              90,841             527,760        537,458        550,340         27,760         37,458          50,340
     9             104,896             529,942        542,013        558,755         29,942         42,013          58,755
    10             119,653             531,669        546,336        567,597         31,669         46,336          67,597
    11             135,149             534,049        551,568        578,112         34,049         51,568          78,112
    12             151,420             535,902        556,526        589,199         35,902         56,526          89,199
    13             168,504             537,214        561,177        600,897         37,214         61,177         100,897
    14             186,442             537,957        565,470        613,229         37,957         65,470         113,229
    15             205,277             538,099        569,347        626,220         38,099         69,347         126,220
    16             225,054             537,581        572,720        639,868         37,581         72,720         139,868
    17             245,819             536,337        575,488        654,160         36,337         75,488         154,160
    18             267,623             534,280        577,525        669,062         34,280         77,525         169,062
    19             290,518             531,309        578,682        684,517         31,309         78,682         184,517
    20             314,556             527,330        578,807        700,468         27,330         78,807         200,468
    25             454,028                  **        558,775        785,881             **         58,775         285,881
    30             632,033                  **             **        868,193             **             **         368,193
    35             859,217                  **             **        904,774             **             **         404,774

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION M DEATH BENEFIT
         CASH VALUE ACCUMULATION TEST
         NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060
         USING CURRENT CHARGES


                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ----------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- -------------- -------------- ----------------
      1           $  9,513      $      500,000 $      500,000 $        500,000 $        4,325 $        4,627 $          4,930
      2             19,502             500,000        500,000          500,000         10,281         11,262           12,279
      3             29,990             500,000        500,000          500,000         16,065         18,110           20,310
      4             41,002             500,000        500,000          500,000         21,743         25,248           29,168
      5             52,565             500,000        500,000          500,000         27,350         32,726           38,978
      6             64,707             500,000        500,000          500,000         32,887         40,562           49,846
      7             77,455             500,000        500,000          500,000         38,378         48,799           61,914
      8             90,841             500,000        500,000          500,000         43,815         57,446           75,302
      9            104,896             500,000        500,000          500,000         49,193         66,520           90,154
     10            119,653             500,000        500,000          500,000         54,496         76,026          106,612
     11            135,149             500,000        500,000          500,000         60,835         87,149          126,071
     12            151,420             500,000        500,000          558,256         67,001         98,723          147,472
     13            168,504             500,000        500,000          619,670         72,911        110,695          170,840
     14            186,442             500,000        500,000          682,691         78,568        123,091          196,345
     15            205,277             500,000        500,000          747,439         83,962        135,932          224,160
     16            225,054             500,000        500,000          814,151         89,106        149,258          254,502
     17            245,819             500,000        500,737          882,936         93,978        163,085          287,564
     18            267,623             500,000        522,869          953,954         98,561        177,346          323,561
     19            290,518             500,000        543,851        1,027,454        102,839        191,997          362,725
     20            314,556             500,000        563,734        1,103,599        106,785        207,027          405,288
     25            454,028             500,000        648,837        1,531,276        120,634        287,618          678,787
     30            632,033             500,000        712,331        2,051,428        120,504        375,979        1,082,776
     35            859,217             500,000        762,535        2,705,385         97,307        471,311        1,672,158

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
       $500,000 TOTAL SUM INSURED
       MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION M DEATH BENEFIT
       CASH VALUE ACCUMULATION TEST
       NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
       USING MAXIMUM CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%              12%
-----------  ------------------ -------------- -------------- ---------------- ----------------------------- ---------------
      1           $  9,513      $      500,000 $      500,000 $        500,000 $       2,870 $         3,125 $         3,381
      2             19,502             500,000        500,000          500,000         7,327           8,122           8,952
      3             29,990             500,000        500,000          500,000        11,550          13,171          14,928
      4             41,002             500,000        500,000          500,000        15,534          18,268          21,351
      5             52,565             500,000        500,000          500,000        19,261          23,397          28,250
      6             64,707             500,000        500,000          500,000        22,722          28,549          35,670
      7             77,455             500,000        500,000          500,000        25,880          33,686          43,634
      8             90,841             500,000        500,000          500,000        28,707          38,782          52,179
      9            104,896             500,000        500,000          500,000        31,167          43,799          61,341
     10            119,653             500,000        500,000          500,000        33,219          48,693          71,159
     11            135,149             500,000        500,000          500,000        35,980          54,630          82,941
     12            151,420             500,000        500,000          500,000        38,275          60,451          95,661
     13            168,504             500,000        500,000          500,000        40,092          66,142         109,437
     14            186,442             500,000        500,000          500,000        41,400          71,677         124,397
     15            205,277             500,000        500,000          500,000        42,168          77,024         140,685
     16            225,054             500,000        500,000          506,866        42,334          82,127         158,445
     17            245,819             500,000        500,000          544,610        41,829          86,918         177,374
     18            267,623             500,000        500,000          581,732        40,560          91,312         197,311
     19            290,518             500,000        500,000          618,194        38,415          95,202         218,243
     20            314,556             500,000        500,000          653,954        35,278          98,480         240,159
     25            454,028             500,000        500,000          823,142           453         101,566         364,884
     30            632,033            **              500,000          973,245      **                60,974         513,694
     35            859,217            **             **              1,100,759      **             **                680,363

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION A DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
         USING CURRENT CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- -------------- -------------- ---------------
      1           $  9,513      $      500,000 $      500,000 $        500,000 $        4,325 $        4,627 $         4,930
      2             19,502             500,000        500,000          500,000         10,281         11,262          12,279
      3             29,990             500,000        500,000          500,000         16,065         18,110          20,310
      4             41,002             500,000        500,000          500,000         21,743         25,248          29,168
      5             52,565             500,000        500,000          500,000         27,350         32,726          38,978
      6             64,707             500,000        500,000          500,000         32,887         40,562          49,846
      7             77,455             500,000        500,000          500,000         38,378         48,799          61,914
      8             90,841             500,000        500,000          500,000         43,815         57,446          75,302
      9            104,896             500,000        500,000          500,000         49,193         66,520          90,154
     10            119,653             500,000        500,000          500,000         54,496         76,026         106,612
     11            135,149             500,000        500,000          500,000         60,835         87,149         126,071
     12            151,420             500,000        500,000          500,000         67,001         98,723         147,569
     13            168,504             500,000        500,000          500,000         72,911        110,695         171,271
     14            186,442             500,000        500,000          500,000         78,568        123,091         197,439
     15            205,277             500,000        500,000          500,000         83,962        135,932         226,366
     16            225,054             500,000        500,000          500,000         89,106        149,258         258,394
     17            245,819             500,000        500,000          500,000         93,978        163,085         293,893
     18            267,623             500,000        500,000          500,000         98,561        177,437         333,287
     19            290,518             500,000        500,000          500,000        102,839        192,341         377,068
     20            314,556             500,000        500,000          519,438        106,785        207,822         425,769
     25            454,028             500,000        500,000          878,833        120,634        295,358         757,615
     30            632,033             500,000        500,000        1,395,751        120,504        405,813       1,304,440
     35            859,217             500,000        581,166        2,320,741         97,307        553,491       2,210,230

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION A DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
         USING MAXIMUM CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- ---------------------------- ----------------
     1            $  9,513      $      500,000 $      500,000 $        500,000 $       2,870 $        3,125 $          3,381
     2              19,502             500,000        500,000          500,000         7,327          8,122            8,952
     3              29,990             500,000        500,000          500,000        11,550         13,171           14,928
     4              41,002             500,000        500,000          500,000        15,534         18,268           21,351
     5              52,565             500,000        500,000          500,000        19,261         23,397           28,250
     6              64,707             500,000        500,000          500,000        22,722         28,549           35,670
     7              77,455             500,000        500,000          500,000        25,880         33,686           43,634
     8              90,841             500,000        500,000          500,000        28,707         38,782           52,179
     9             104,896             500,000        500,000          500,000        31,167         43,799           61,341
    10             119,653             500,000        500,000          500,000        33,219         48,693           71,159
    11             135,149             500,000        500,000          500,000        35,980         54,630           82,941
    12             151,420             500,000        500,000          500,000        38,275         60,451           95,661
    13             168,504             500,000        500,000          500,000        40,092         66,142          109,437
    14             186,442             500,000        500,000          500,000        41,400         71,677          124,397
    15             205,277             500,000        500,000          500,000        42,168         77,024          140,685
    16             225,054             500,000        500,000          500,000        42,334         82,127          158,453
    17             245,819             500,000        500,000          500,000        41,829         86,918          177,881
    18             267,623             500,000        500,000          500,000        40,560         91,312          199,170
    19             290,518             500,000        500,000          500,000        38,415         95,202          222,564
    20             314,556             500,000        500,000          500,000        35,278         98,480          248,365
    25             454,028             500,000        500,000          500,000           453        101,566          430,474
    30             632,033                  **        500,000          795,550            **         60,974          743,504
    35             859,217                  **             **        1,314,533            **             **        1,251,936

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION B DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
         USING CURRENT CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ----------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- -------------- -------------- ----------------
     1            $  9,513      $      504,317 $      504,618 $        504,920 $        4,317 $        4,618 $          4,920
     2              19,502             510,250        511,228          512,242         10,250         11,228           12,242
     3              29,990             515,997        518,032          520,222         15,997         18,032           20,222
     4              41,002             521,623        525,106          529,000         21,623         25,106           29,000
     5              52,565             527,164        532,497          538,697         27,164         32,497           38,697
     6              64,707             532,622        540,222          549,413         32,622         40,222           49,413
     7              77,455             538,021        548,322          561,282         38,021         48,322           61,282
     8              90,841             543,354        556,805          574,419         43,354         56,805           74,419
     9             104,896             548,616        565,684          588,953         48,616         65,684           88,953
    10             119,653             553,787        574,958          605,014         53,787         74,958          105,014
    11             135,149             559,973        585,800          623,970         59,973         85,800          123,970
    12             151,420             565,953        597,022          644,814         65,953         97,022          144,814
    13             168,504             571,626        608,536          667,640         71,626        108,536          167,640
    14             186,442             576,991        620,351          692,654         76,991        120,351          192,654
    15             205,277             582,031        632,459          720,069         82,031        132,459          220,069
    16             225,054             586,754        644,880          750,148         86,754        144,880          250,148
    17             245,819             591,129        657,593          783,138         91,129        157,593          283,138
    18             267,623             595,130        670,581          819,321         95,130        170,581          319,321
    19             290,518             598,731        683,826          859,007         98,731        183,826          359,007
    20             314,556             601,892        697,294          902,522        101,892        197,294          402,522
    25             454,028             609,808        766,770        1,191,821        109,808        266,770          691,821
    30             632,033             599,155        833,736        1,649,302         99,155        333,736        1,149,302
    35             859,217             560,508        885,583        2,373,001         60,508        385,583        1,873,001

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
         $500,000 TOTAL SUM INSURED
         MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION B DEATH BENEFIT
         GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
         NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
         USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
     1            $  9,513      $      502,851 $      503,104 $      503,360 $        2,851 $        3,104 $         3,360
     2              19,502             507,265        508,053        508,876          7,265          8,053           8,876
     3              29,990             511,419        513,021        514,757         11,419         13,021          14,757
     4              41,002             515,307        517,997        521,029         15,307         17,997          21,029
     5              52,565             518,906        522,957        527,708         18,906         22,957          27,708
     6              64,707             522,207        527,884        534,820         22,207         27,884          34,820
     7              77,455             525,168        532,731        542,361         25,168         32,731          42,361
     8              90,841             527,760        537,458        550,340         27,760         37,458          50,340
     9             104,896             529,942        542,013        558,755         29,942         42,013          58,755
    10             119,653             531,669        546,336        567,597         31,669         46,336          67,597
    11             135,149             534,049        551,568        578,112         34,049         51,568          78,112
    12             151,420             535,902        556,526        589,199         35,902         56,526          89,199
    13             168,504             537,214        561,177        600,897         37,214         61,177         100,897
    14             186,442             537,957        565,470        613,229         37,957         65,470         113,229
    15             205,277             538,099        569,347        626,220         38,099         69,347         126,220
    16             225,054             537,581        572,720        639,868         37,581         72,720         139,868
    17             245,819             536,337        575,488        654,160         36,337         75,488         154,160
    18             267,623             534,280        577,525        669,062         34,280         77,525         169,062
    19             290,518             531,309        578,682        684,517         31,309         78,682         184,517
    20             314,556             527,330        578,807        700,468         27,330         78,807         200,468
    25             454,028                  **        558,775        785,881             **         58,775         285,881
    30             632,033                  **             **        868,193             **             **         368,193
    35             859,217                  **             **        904,774             **             **         404,774

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

            [LOGO OF JOHN HANCOCK WORLDWIDE SPONSOR APPEARS HERE]


        POLICIES ISSUED BY JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                JOHN HANCOCK PLACE, BOSTON, MASSACHUSETTS 02117

[STOCK NUMBER] 4/97

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

      John Hancock Variable Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      Cross-Reference Table.

      The prospectus consisting of 70 pages.

      The undertaking regarding indemnification.

      The undertaking to file reports.

      The signatures.

    The following exhibits:

1.A. (1) JHVLICO Board Resolution establishing the separate account, previously filed electronically on October 30, 1996.

     (2)      Not Applicable.

     (3)      (a)  Form of Distribution and Servicing Agreement by and among
                   John Hancock Distributors, Inc., John Mutual Life Insurance Company, and John Hancock Variable Life Insurance Company,

              (b) Specimen Variable Contracts Selling Agreement between John Hancock Mutual Life Insurance Company and selling broker-dealers.

              (c) Schedule of sales commissions included in the text under the heading "Distribution of Policies" in the prospectus.

     (4)      Not Applicable.

     (5) Form of flexible premium variable life insurance policy, previously filed electronically on April 3, 1997.

     (6)      (a) JHVLICO Certificate of Incorporation, previously filed electronically on October 30, 1996.

              (b) JHVLICO By-laws, previously filed electronically on October
                  30, 1996.


     (7)  Not Applicable.

     (8)  Not Applicable.

     (9)  Not Applicable.

     (10) Forms of individual and master applications for Policy, previously filed electronically on October 30, 1996.

2.   Included as exhibit 1.A(5) above.

3. Opinion and consent of counsel as to securities being registered, previously filed electronically on April 3, 1997.

4.   Not Applicable

5.   Not Applicable

6. Opinion and consent of actuary, previously filed electronically on April 3, 1997.

7.   Consent of independent auditors.

8. Memorandum describing JHVLICO's issuance, transfer and redemption procedures for the flexible premium policy pursuant to Rule
     6e-3(T)(b)(12)(iii).

9. Powers of attorney for Tomlinson, D'Alessandro, Shaw, Luddy, Lee, Reitano, Van Leer and Paster, previously filed electronically on October 30, 1996. Power of attorney for Ronald J. Bocage, incorporated by reference from Form 10-K annual report for John Hancock Variable Life Insurance Company (File No. 33-62895), filed March 28, 1997.



10.  Not Applicable.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Variable Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 17th day of April, 1997.

                                                  JOHN HANCOCK VARIABLE LIFE
                                                  INSURANCE COMPANY

(SEAL)
                                                     /s/ Henry D. Shaw
                                   By             ____________________________
                                                       Henry D. Shaw
                                                        President


            /s/ Sandra M. DaDalt
Attest:  _______________________________
             Sandra M. DaDalt
             Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.


      Signature          Title                              Date
      ---------          -----                              ----
/s/ Robert R. Reitano
______________________
Robert R. Reitano        Director(Principal
                         Financial Officer)                 April 16, 1997

/s/ Patrick F. Smith
______________________   Controller (Principal
Patrick F. Smith         Accounting Officer)                April 17, 1997

/s/ Henry D. Shaw
______________________   Vice Chairman of the Board
Henry D. Shaw            and President(Acting Principal
for himself and as       Executive Officer)                 April 17, 1997

Attorney-In-Fact

FOR:  David D. D'Alessandro     Chairman of the Board
      Robert R. Reitano         Director
      Thomas J. Lee             Director
      Michele G. Van Leer       Director
      Barbara L. Luddy          Director
      Ronald J. Bogage          Director

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Life Account S, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 17th day of April, 1997.


                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                                 (Registrant)

                 By John Hancock Mutual Life Insurance Company
                                  (Depositor)

(SEAL)

                                                  /s/ Henry D. Shaw
                                        By ______________________________
                                                   Henry D. Shaw
                                                     President

             /s/ Sandra M. DaDalt
Attest: _______________________________
               Sandra M. DaDalt
             Assistant Secretary